Intier Automotive Inc.

Annual Information Form

March 31, 2005

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. The words "plan", "forecast", "estimate", "anticipate", "believe", "expect", "intend", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by the Company. These risks, assumptions and uncertainties include, but are not limited to: cyclical nature of the automotive industry; global economic uncertainty resulting in lower production volumes; vehicle prices and the purchasing or leasing incentive campaigns offered by automotive manufacturers; fuel prices and availability; customer pricing pressures and increased supplier cost absorptions; product warranty, recall and product liability costs; trade and labour disruptions; the impact of financially distressed suppliers; the inability to pass through customer price reductions to our supply base; raw material shortages and increased raw material prices; dependence on outsourcing by automobile manufacturers; dependence on certain vehicle product lines and major customers; program cancellations; program launch delays; our ability to continue to meet customer specifications relating to product performance, cost, quality and service; failure in implementing Company strategy; competitive nature of the auto parts supply market; ability to finance our business requirements; our ability to identify, negotiate, complete and integrate acquisitions; currency exposure; fluctuations in interest rates; changes in technology and governmental, environmental and regulatory policies; and, our relationship with Magna International Inc. For a more detailed discussion of these factors, reference is made to the disclosures regarding risks and uncertainties set out in Item 7. "Risk Factors". Persons reading this Annual Information Form are cautioned that such forward-looking statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. We disclaim any intention and undertake no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

In this Annual Information Form, when we use the terms "we", "us", "Company" and "Intier", we are referring to Intier Automotive Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires. When we use the term "Magna", we are referring to our controlling shareholder, Magna International Inc. and its subsidiaries and jointly controlled entities, other than us, unless the context otherwise requires. We publish our financial statements in U.S. dollars. In this Annual Information Form we refer to United States dollars as "dollars", "$", "U.S.$" or "U.S. dollars" and we refer to Canadian dollars as "Cdn.$".
ITEM 1.	CORPORATE STRUCTURE

Intier was incorporated under the laws of the Province of Ontario, Canada, on May 4, 1987, as Atoma International Inc. The Company amalgamated with certain of its affiliates under the laws of the Province of Ontario on August 1, 1990, and subsequently on January 2, 2000. By Certificate and Articles of Amendment dated April 3, 2001, the Company changed its name to Intier Automotive Inc.

The Company is controlled by Magna through Magna's direct and indirect ownership of 100% of the Company's outstanding Class B Shares, which represented over 99% of the total votes attaching to all outstanding Class A Subordinate Voting Shares and Class B Shares of the Company as at December 31, 2004.

The Company's registered and principal office is located at 521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7. The telephone number is (905) 898-5200 and the website is www.intier.com.

A list of our principal subsidiary entities as at December 31, 2004, including our ownership interest in such subsidiary entities and their respective jurisdictions of incorporation or formation is set out on Schedule "A". Our legal structure is not necessarily indicative of our operational structure.
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS

A.	Business Overview

We are a global full service supplier of automotive interior and closure components, systems and modules. We directly supply most of the major automobile manufacturers in the world and at December 31, 2004 employed approximately 24,100 people at 74 manufacturing facilities, 15 product development, engineering and testing centres and 21 sales/purchasing offices in North America, Europe, Brazil and Asia Pacific. Our top five customers, based on our consolidated 2004 sales, are DaimlerChrysler (24%), Ford (22%), General Motors (20%), BMW (10%) and Volkswagen (6%).

Over the last nine years, we have grown rapidly through a focused strategy of internal growth and acquisitions. Our success in securing profitable interior and closure systems business, primarily in North America, has generated internal growth. We have also completed in the past eight principal acquisitions in Europe and one in North America that have enhanced our system supply capabilities, expanded our customer base and broadened our geographic scope.

As a result of our strategy, our revenues have increased from $3.80 billion in 2002 to $5.47 billion in 2004, representing a compound annual growth rate of 20.0%. During this period, our operating income increased from $137.0 million to $246.1 million, representing a compound annual growth rate of 34.0%.

Our principal products include:
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Interior Systems, such as complete seating systems, complete cockpit systems, sidewall and trim systems, cargo management systems, overhead systems, instrument panels, seating hardware, floor carpet and complete vehicle acoustic systems and complete interior integration; and

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Closure Systems, including complete doors, latching systems, window systems, door modules, electrical/electronic systems and components, power closure systems, liftgate, tailgate and mid-door modules and modular roof systems.

B.	Industry Trends Affecting Our Business

We anticipate growth in the global market for our products as a result of industry-wide trends caused by competitive pressures on automobile manufacturers, and in turn on their suppliers, to improve product quality, lower costs and shorten the product development cycle. These trends include:

Increased sourcing by automobile manufacturers to outside suppliers of complex interior systems and closure systems, including cockpit systems and door and power liftgate modules

Automobile manufacturers are increasingly outsourcing their requirements for larger complex modules and systems, such as cockpit systems and door modules. This trend toward modularization is the result of several factors, including:
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the cost savings achieved as a result of taking advantage of an outside supplier's lower variable costs, simplifying the vehicle assembly process and reducing the manufacturer's overall fixed cost investment; and

•	the increased sophistication and capability of interior suppliers in program management and logistics and product styling, design, assembly and testing.

There has also been a general increase in the average value of outsourced modules as increasingly more complex modules and systems are outsourced. The extent of outsourcing of interior modules and systems varies by product line. For example, seating components and assemblies led the current outsourcing trend as seat frames and other seating components (which serve as the basis of overall seating design by virtue of their structural and safety importance) were outsourced much earlier than other interior components. This outsourcing trend gradually evolved into complete seating systems as suppliers improved their technical competency and engineering expertise in this product line. Automobile manufacturers have historically been slower in outsourcing cockpit modules because of their importance in the overall styling and functionality of the vehicle as well as the significant complexity of the modules themselves. Accordingly we believe that the rate of future industry growth in higher value added, more complex cockpit and door modules will be higher than in the case of outsourced seating systems.

Increased importance of the automotive interior as a means of product differentiation to consumers

A vehicle's interior is a significant factor in the consumer's purchasing decisions for a number of reasons, including:
•	the amount of time spent by drivers and passengers inside the vehicle; and
•	the ability of a distinctively styled vehicle interior to improve consumer satisfaction.

As a result of the increasingly competitive market, an automobile manufacturer's ability to offer new or different products to its customers as quickly as possible is an important method of maintaining or increasing its market share. There are three principal alternatives available to automobile manufacturers to attempt to differentiate their products. They can:

•	develop completely new vehicle platforms;
•	change interior or exterior appearance attributes of existing vehicles to achieve vehicle "facelifts"; or
•	introduce lower volume derivative or niche vehicles based on existing vehicle platforms, but with distinct styling packages and options.

The first alternative is very costly and time consuming. The latter two alternatives provide opportunities to interior suppliers to generate additional revenues as automobile manufacturers develop new interior styling packages for existing vehicles in an effort to differentiate their products. In addition, this trend has provided opportunities for interior suppliers to participate in the design and engineering, manufacture and assembly of larger portions of the interior of these vehicles.

Consolidation of the vehicle interior segment of the automotive industry has created demand among automobile manufacturers for multiple strong full service global suppliers

The increasing demands on tier one suppliers regarding price competitiveness, product quality and technical innovation has led to consolidation among automotive suppliers, particularly in some interior product lines, such as seating systems where some suppliers have a market share several times larger than ours. However, most automobile manufacturers have also implemented a policy of maintaining two to four strong alternative suppliers to ensure competitive pricing, quality manufacturing and innovative technological solutions for the major interior and closure modules and systems of their vehicles. For this reason, we believe that automobile manufacturers may award significant additional business in some interior product lines to suppliers such as us whose current market share is less significant than some of our competitors, but who still have the proven capability of delivering high quality products at competitive prices.
C.	Our Strategy

We intend to build on our position as a global supplier of automotive interior and closure systems and related components, assemblies and modules. We believe that we have the opportunity to expand our business significantly by capitalizing on industry trends and otherwise aggressively pursuing our strategy. Elements of our strategy to achieve disciplined and profitable growth include continuing to:

Deliver full service interior and closure systems capabilities to our customers

Outsourcing creates an opportunity for us to increase content per vehicle by coordinating the design, manufacture, integration and assembly of larger modular assemblies such as complete seats, cockpits, overhead systems and door modules. For example, we supply cockpit modules and/or instrument panels on vehicles such as the BMW MINI and 6 Series, the Audi A3 and A8, the Jaguar S-Type and XJ Series, the Nissan Micra, the Cadillac CTS, SRX and STS vehicles and various Land Rover sport utility vehicles as well as the Chevrolet Equinox and the Chevrolet Colorado/GMC Canyon. We also supply hardware door modules for the Ford Fiesta/Ka in Europe and the Ford Expedition/Lincoln Navigator and Nissan Maxima in North America and we have also developed a door trim module for a European-based automobile manufacturer which integrates all the door latching systems onto the inside of the door panel. We believe that combining our worldwide closure and interior capabilities will further assist us in designing, engineering, manufacturing and supplying modular products, such as complete door and cockpit modules, by enabling us to more closely coordinate our product styling, design and engineering and marketing efforts and to achieve greater efficiencies in our logistics and supply chain management.

Emphasize technological innovation and craftsmanship

We believe that our operating principles and commitment to product and technological innovation and craftsmanship have assisted us in generating new business opportunities with our customers. Our corporate constitution requires us to allocate a minimum of 7% of our pre-tax profits to research and development annually. Our recent product and technology innovations include:
•	an industry-first power liftgate (developed in conjunction with DaimlerChrysler) for the minivan market;

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the patented Fold and Tumble™ family of seating mechanisms which allow for additional storage space as well as easier passenger entry by automatically moving the seat to the full rear track position as the seat tumbles to the stowed position;

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the Tailgate Swing Up™ seat that swings up into the ceiling of the vehicle for self-storage, thereby eliminating floor-mounted seat risers, resulting in weight reduction and increased under-seat storage when the seat is in the down position;

•	a reversible seat that reverses position to permit face-to-face contact with rear row passengers;

•	a modular seat system with an elastomeric support structure which is lighter in weight and provides increased interior space within the vehicle as well as certain styling advantages;

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a patented technology known as PUR-fect Skin™ , which produces polyurethane spray-skin coverings for instrument panels and other interior trim with two-tone capability and a more durable surface than other competitive products;

•	a pedestrian protection system that deploys to take precautionary measures for pedestrian safety at the point of impact;

•	patented headliner substrates, which incorporates safety design features directly into the headliner composite, thereby saving substantial cost, weight and packaging space;

•	power sliding doors for the minivan market which allow power opening and closing as well as manual operation with no more effort than a regular sliding door;

•	an obstacle detection system consisting of sensors installed along the door opening, which retract the door or window if it detects any object in the closure path;

•	an electronic modular latching system with programmable logic for double lock, child lock and central lock features as well as independent control of door handles;

•	an integrated door trim module which eliminates the water shield and provides weight reduction opportunities at a lower cost.

To support our product development and innovation strategy, we operate 15 product development, engineering and testing centres and employ approximately 2,000 technicians, engineers and stylists to assist us in coordinating our product development activities. Our emphasis on craftsmanship throughout the product development process attempts to ensure that the fit and finish, quality, operability, appearance, ergonomics and overall coordination of the modules and systems we supply is at the highest level of consumer satisfaction.

We recognize that supplying high quality products on schedule is essential to remaining competitive. On an ongoing basis, automobile manufacturers assess their suppliers on a broad scope of business attributes, of which product quality is an important consideration. These assessments are relevant to automobile manufacturers in awarding new contracts and in respect of their supplier award programs. We are focused on reducing variations in quality through various techniques, including value analysis/value engineering, reliability studies, and statistical process control and failure analysis. Additionally, our products are designed and developed on computer-aided design and manufacturing systems and submitted to complete finite element analysis and comprehensive in-house testing.

Improve operating efficiencies

Certain of our operations experience operating losses as a result of a number of factors, including low productivity, high material usage and excess capacity. Management is focused on improving the operating and financial performance of underperforming divisions. During the past two years, we have restructured our European business. In 2003, we closed three underperforming manufacturing facilities in Europe. In 2004, we closed two and sold two European manufacturing facilities. We intend to continue to improve our operating performance and competitiveness at our remaining underperforming facilities and reduce our costs at our other existing operations through the potential closure or disposition of certain underperforming or non-core assets, by continuing to emphasize quality improvement principles such as "Six Sigma", increased capacity utilization, launching new products and programs and by other sourcing, labour and cost reduction initiatives. In addition, we have developed processes such as the Innovation Development Process and the Product Delivery Process that have assisted in ensuring first-to-market performance consistent with our customers' technology and vehicle cycle plans as well as reducing any unanticipated delays or costs in launching our products. We believe that these initiatives should assist in further improving our existing margins, return on capital employed and profitability in the future.

Capitalize on "complete system" and integration opportunities

Automobile manufacturers are consolidating their supply base in some product lines and shifting the design, engineering and manufacturing functions of larger portions of vehicles to outside suppliers. This has led suppliers to perform additional value-added engineering, integration and program management, assembly and sequencing functions. As a result of our emphasis on developing system integration and program management capabilities, we program managed the complete interior (excluding seats and electronics) of the 1998 Lincoln Navigator. We believe that this was the first time that a North American automobile manufacturer outsourced program management services to a North American external supplier. We are also the systems integrator for the total interior (excluding seats and electronics) of the Cadillac CTS, the Cadillac SRX and the 2005 Cadillac STS and are performing part of this function in conjunction with another automotive supplier in which we have retained a significant equity interest. These types of contracts will allow us to increase our content per vehicle if our engineering and purchasing responsibility under these types of contracts becomes more significant in the future.

D.	Our Internal Growth and Acquisition History

Over the past ten years, we have grown through a combination of internal growth and acquisitions. Our growth in North America has been primarily through greenfield operations established as a result of securing additional contracts from our customers. In October 1996, Magna also completed the acquisition of Douglas & Lomason Company, a U.S.-based manufacturer of seating systems, seat frames, seat mechanisms, other seating components and other automotive components for $134.9 million. This acquisition broadened the scope of our relationship with Ford as a significant portion of the acquired business forms part of our Interior Systems operations.

During 2004, our Closure Systems operations acquired the assets related to the parking brake and pedal assembly business conducted by Magna for $2.1 million. In consideration for our purchasing this business and incurring costs in connection with the relocation of the acquired assets and revalidating the business, Magna agreed to pay us $7.4 million for these incremental costs.

In Europe, our growth has been historically through acquisitions as we endeavoured to replicate our core North American product offerings and capabilities in Europe. Our eight principal European acquisitions are set out in the table below:
Date	Acquired Company	Purchase Price	Products

December 1998	Pal International, a.s.	$9.3 million	Electric motors for windshield wiper systems and other applications

March 1998	Paulisch GmbH & Co KG	$18.0 million	Complete seating systems, seat frames and other seating components

February 1998	Roltra-Morse, S.p.A.	$30.0 million	Automotive latches, window regulators, cable systems, door modules and gear shift mechanisms

November 1997	Ymos Automotive Interiors Group	$31.7 million	Instrument panels, consoles and other interior components

May 1997	Tricom Group Holdings	$51.1 million	Complete seating systems, seat frames and other seating components

May 1997	Georg Näher GmbH	$35.5 million	Trunk linings, interior panels, and carpet and sound insulation systems

April 1996	Marley Automotive Components Group	$80.5 million	Instrument panels, consoles, door trim panels and other interior components

June 1995	Eybl Durmont AG	$34.5 million	Interior components and systems

Our European expansion strategy significantly contributed to our development as a global supplier of interior and closure components, modules and systems. We are continuing to focus on improving operating efficiencies and obtaining new business in Europe through organic growth in order to increase our overall profitability.
E.	Initial Public Offering and Proposed Privatization of the Company

Intier was spun-off by Magna in August, 2001 through an initial public offering of 5,476,191 of the Class A Subordinate Voting Shares of Intier pursuant to which the Class A Subordinate Voting Shares became listed on both the Toronto Stock Exchange and the NASDAQ National Market. As of February 24, 2005, there were 7,522,614 Class A Subordinate Voting Shares outstanding. See Item 5. "Share Capital - Market for Securities".

On October 25, 2004, Magna announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by it by way of a court-approved plan of arrangement under Ontario law. Intier's Board of Directors established a Special Committee of independent directors to consider and make recommendations to the Board regarding Magna's proposal. On February 9, 2005, Magna and Intier entered into a definitive arrangement agreement to allow Intier shareholders to vote on whether Magna would acquire all of the outstanding Class A Subordinate Voting Shares through such a court-approved plan of arrangement. Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier or, at the election of the shareholder, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Intier shareholders in the proposed transaction is capped at Cdn.$125 million.

Based on the recommendation of the Special Committee, the Intier Board of Directors authorized the submission of a resolution in respect of such privatization to a vote of the Intier shareholders, without any recommendation from the Board as to how the shareholders should vote in respect of the resolution. In addition to court approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

The special meeting of shareholders to vote on the privatization proposal was held on March 30, 2005 and the resolution was approved by the requisite majority of Class A Subordinate Voting shareholders voting at the meeting. The arrangement will be presented to the court for approval on April 1, 2005 and, subject to court approval, is expected to be effective as of April 3, 2005.

For additional information regarding the proposed privatization proposal by Magna, reference should be made to the Company's Management Information Circular dated March 7, 2005 in respect of the special meeting of shareholders held on March 30, 2005.
ITEM 3.	DESCRIPTION OF THE BUSINESS

A.	Our Customers and Significant Customer Contracts

We generally sell our products and provide our support services directly to automobile manufacturers. Our primary customers are DaimlerChrysler, Ford and General Motors and their respective operating divisions and subsidiaries. The following chart provides a breakdown of our consolidated sales by customer for 2004.

The following table sets forth the top ten vehicles from which we derive revenues, based on our consolidated 2004 sales, and the products that we supplied on these vehicles during 2004:
	Vehicle	Products
1.	Chrysler Minivan	Complete seating system (including 2nd and 3rd row stow-in-floor seats), power sliding doors, window regulators, power liftgates and latches
2.	Ford Escape/Mazda Tribute	Complete seating system, door panels, overhead system, interior trim, latches
3.	BMW MINI	Cockpit module, door panels, interior trim
4.	Ford Freestar/Mercury Monterey	Complete seating system, overhead system, interior trim, latches, door panels, window regulators, handles
5.	Chevrolet Equinox	Complete seating system, headliner and instrument panel
6.	Chevrolet Colorado/GMC Canyon	Cockpit module, seating mechanisms and latches
7.	Chrysler Pacifica	Complete seating system, latches
8.	Dodge Ram Pick-up	Overhead system, seating mechanisms, latches, window regulators
9.	Cadlillac CTS	Interior integration, overhead system, instrument panel and door panels
10.	GM Vivaro/Nissan Primastar/ Renault Traffic	Complete seating system

B.	Our Operations

To better service our customers, we follow a policy of functional and operational decentralization. We believe that this approach increases our speed and responsiveness to our customers. Our operations consist of two business segments, Interior Systems and Closure Systems, which are generally aligned with the corresponding purchasing and engineering groups of our customers. Effective January 2003, our Closure Systems operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Our Interior Systems segment is further segregated geographically between North America and Europe.

Interior Systems

Our Interior Systems operations supply complete vehicle interior systems and components, consisting of complete seating systems, seating hardware systems, complete cockpit systems, sidewall and trim systems, overhead and cargo management systems, and floor carpet and vehicle acoustic systems as well as complete interior integration. We also manage the design, engineering, development, testing and final assembly of all interior systems and components. In 2004, our Interior Systems business generated consolidated sales of approximately $4.34 billion and operating income of $185.4 million, representing 79% of our consolidated sales and 75% of our consolidated operating income.

Our principal interior products include:
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Complete Seating Systems.  We supply fully assembled automotive seats, which may include manual or power comfort and convenience adjustments, and integrated safety restraint systems. These seats are manufactured using either traditional "cut & sew" technology or our patented Mold-In-Place technology which eliminates the need to sew a seating trim cover or insert wires or velcro. We currently supply complete seating systems for a number of customer programs, including the Chrysler Minivan, the Ford Freestar/Mercury Monterey, Ford Escape/Mazda Tribute, Chevrolet Equinox, Chrysler Pacifica and Saturn VUE sport utility vehicles, the Ford Transit and VW Caddy vans, the DaimlerChrysler Sprinter, the Volkswagen Transporter, the Saturn ION, Chevrolet Cobalt/Pontiac Pursuit, Renault Traffic, Opel Vivaro, Nissan Primastar, Mitsubishi Gallant and Mitsubishi Eclipse/Spyder automobiles, and the Mercedes Vaneo crossover vehicle. During the first quarter of 2004, we launched the redesigned second and third row seats for the Dodge Caravan and the Chrysler Town & Country minivan which feature the STOW 'N GO™ (a trademark of DaimlerChrysler Corporation) seating option which allows the seats to stow in the floor for easy reconfiguration to accommodate passengers, cargo or both. We also launched in 2004 the complete seating system for the Chevrolet Cobalt/Pontiac Pursuit. Additionally, our GRA-MAG Truck Interior Systems, L.L.C. joint venture with Grammer AG supplies seating systems for the North American medium and heavy-duty truck market. We also supply a variety of seating components, including head restraints and arm rests manufactured using both traditional "cut & sew" and Mold-in-Place technologies, head restraints integrated into the vehicle roof, trim covers, and molded polyurethane foam pads for both automobile manufacturers and their suppliers.

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Seating Hardware.  We supply a variety of hardware components for seating systems produced by us as well as other automotive suppliers. These hardware components include two, four and six-way manual seat adjusters, seat height adjusters, EZ entry mechanisms, Fold & Tumble™ and stow-in-floor seating mechanisms, seat recliners, specialty latches, seat frames, wire frames, seat risers and spring suspension systems.

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Cockpit Systems.  We supply complete instrument panels, cockpit modules (which generally consist of an instrument panel, instrumentation, wiring, a heating/ventilation system, information/entertainment systems, passenger safety systems and steering column), consoles and glove boxes. Our manufacturing methods include low pressure and injection molding, compression molding, vacuum forming, slush molding and spray urethane. We have also patented the PUR-fect Skin™ method of manufacturing a durable sprayskin covering for instrument panels and trim components. This manufacturing method allows for two-tone capabilities and can be used to produce coverings for instrument panels which have no visible seams around the passenger occupant protection systems. We currently supply the complete cockpit module for a number of programs, including the BMW MINI and the Chevrolet Colorado/GMC Canyon. We also supply the instrument panels for the Nissan Micra, the Cadillac CTS, STS and SRX Chevrolet Equinox, BMW 6 Series, Audi A3, A4 Cabriolet and A8, Jaguar S-Type, XJ8 and XK8 cars and various Land Rover sport utility vehicles. Our capabilities include the development and integration of electrical and electronic components, systems and wiring into a cockpit system.

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Sidewall Systems.  We supply sidewall systems, which consist of interior door panels and related components manufactured with a variety of surface coverings, including cloth inserts or polyurethane sprayskin trim, arm rests, speaker grilles, map pockets and carpet trim. In addition, we supply the main substrates on which the finished trim components are mounted. Production of our sidewall systems involves a number of manufacturing processes, including extrusion, injection molding, compression molding, vacuum forming, slush molding and spray urethane. We are also able to integrate electrical and electronic systems and products, including switches and wire harnesses, into the sidewall systems we produce. We currently supply door panels for the Chevrolet Malibu, Impala and Monte Carlo, Cadillac CTS, STS and SRX, Ford Escape/Mazda Tribute, BMW 1 Series, 3 Series, 6 Series and MINI vehicles, Mercedes A Class and Vaneo, Jaguar S-Type and XJ8, GMC Sierra and Silverado pick-up trucks and Toyota Avensis.

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Overhead Systems.  We supply overhead systems, which consist of a structural headliner covered with a finishing material. These overhead systems provide noise and heat insulation, incorporate convenience features such as overhead consoles, lighting and sun visors and frequently incorporate integrated passenger restraint systems. We have developed a structural headliner substrate that incorporates safety features directly into the main substrate. We supply the complete overhead system for the Cadillac CTS, STS and SRX, the Saturn VUE and ION and the Ford Freestar and Mercury Monterey minivans as well as the Chevrolet Equinox.

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Floor and Trunk or Rear Compartment Trim, Carpet and Acoustics.  We supply floor and trunk room carpet and acoustics components and systems which perform a number of functions, including noise and heat insulation, vibration reduction and improved acoustics and passenger comfort. Automotive flooring generally consists of tufted or needle-punched carpeting with a back coating, which enables the carpeting to be molded for a precise fit, as well as other underlying acoustic and insulative materials. We currently supply flooring and acoustics components and systems for a number of programs, including the Mercedes A-Class, E-Class, S-Class and Vaneo vehicles, BMW X3, the Audi A8, the Porsche Boxster and 911, the Range Rover and a variety of other programs.

The wide range of interior components, modules and systems that we produce, combined with our engineering abilities, enable us to act as an interior "integrator" for automobile manufacturers. This means that we are able to assume significant responsibilities from our customers for the design and engineering of complete vehicle interiors or significant interior modules at an early stage of the product development phase. When acting as integrator, we may also have an increased responsibility for purchasing of raw materials and commodity components and for managing sub-suppliers, and have greater overall responsibility for product testing and validation. As an interior integrator, we may also be responsible for assembling modules consisting of a variety of components produced by our divisions and by outside suppliers, as well as the sequencing of these modules on a "just-in-time" delivery basis to our customers.

Our Interior Systems business participates in a number of joint ventures created to facilitate our entry into new markets and the exchange of technical know-how and other intellectual property, and to expand our product and engineering expertise as well as our customer base. We own a 50% interest in the following joint ventures, with the exception of InterLink Automotive, L.L.C. in which we own a 60% interest, all of which are jointly controlled and proportionately consolidated in our financial statements as of December 31, 2004:
•	our Bloomington-Normal Seating Company joint venture with Namba Press Works Co. Ltd. manufactures complete seating systems in Illinois for a Mitsubishi/DaimlerChrysler joint venture;

•	our Shanghai Lomason Automotive Seating Systems Company Limited joint venture with Shanghai Jiao Yun Co., Ltd. manufactures seat frames, metal stampings and complete aftermarket seats in China;

•	our GRA-MAG Truck Interior Systems, L.L.C. joint venture with Grammer AG supplies seating systems to the North American medium and heavy-duty truck market;

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our Magna Kansei Limited joint venture in the United Kingdom with Calsonic International (Europe) plc supplies Nissan U.K., BMW, Land Rover and General Motors with instrument panels, consoles and glove boxes using injection molding technology;

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our Advanced Car Technology Systems (ACTS) joint venture in Germany with our Magna Steyr affiliate provides component, system and full engineering and vehicle testing and simulation services to us as well as third parties;

•	our Uniport joint venture in France with our Magna Steyr affiliate supplies complete door modules for the DaimlerChrysler Smart Car;

•	our Namba-Intier K.K. joint venture in Japan with Namba Pressworks Co. Ltd., which was formed as a sales and engineering office focusing on seating systems; and.

•	our InterLink Automotive, L.L.C. joint venture with Llink Technologies LLC which was created to develop, sell and market sunvisor and related products.

In addition to the joint ventures referred to above, Intier also has an agreement with Magna in which we have the option to purchase and Magna has the right to require us to purchase its 32% equity interest in Camaco L.L.C. for a purchase price of $1.00. Camaco L.L.C. is a registered minority supplier of seat frames with operations located in Columbus, Nebraska, Marianna, Arkansas and Lorain, Ohio, and a sales and engineering office in Novi, Michigan. Camaco L.L.C. supplies seat frames to Intier as well as several of its competitors. We also have an operating agreement with Rush Group L.L.C. and Dakkota Integrated Systems, L.L.C., under which we have a 45% equity interest in Dakkota, with Rush retaining the majority interest. Dakkota, a certified minority supplier, is responsible for providing sequencing, logistics management and assembly services with respect to several OEM programs (including the Cadillac CTS, SRX and STS) under which we are manufacturing and supplying certain interior products. We continue to be involved in discussions with various minority source suppliers in an effort to support our North American customers' minority sourcing initiatives.

As of February 28, 2005, the Company granted an option to a third party to purchase the assets and business of a manufacturing facility reported in the North American Interior Systems segment. The option is exercisable at the discretion of the potential purchaser any time prior to April 30, 2005 and, subject to the potential purchaser's right to extend the option to July 1, 2005 by increasing its non-refundable deposit. The financial terms of the potential transaction have been agreed upon and, under these current terms, the after-tax gain on the sale is estimated to be between $8 million and $11 million from expected proceeds of $25 million, if the potential purchaser exercises the option.

Closure Systems

Our Closure Systems business supplies latching systems, window systems, electrical/electronic systems and components and system module technologies (including power closure systems, liftgate, tailgate and mid-door modules) to our customers worldwide. We also have the capability to design, engineer and test these types of systems. In 2004 the total sales of the Closure Systems operations was $1.15 billion and operating income was $61.2 million, representing 21% of our consolidated sales and 25% of our consolidated operating income.

Our closure products are grouped into Modules and Mechanisms as follows:
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Closure Modules We supply a number of modules, including power sliding doors, power liftgates, hardware trim, door cassette and complete door modules and integrated closure systems. We developed and were the first to supply power sliding doors and power liftgates, together with obstacle detection technology, for the Chrysler Minivans. In addition, a North American automobile manufacturer has awarded us the power liftgate business for its complete line of sport utility vehicles, commencing in 2006. We have the unique capability to manage and control total door module costs through our high level of vertical integration by internally manufacturing a significant portion of the content of door modules, including latching systems, window regulators, interior trim, release cables and handles. We currently supply the hardware door cassette module for the Ford Expedition and Lincoln Navigator, Nissan Maxima and the Ford Ka/Fiesta. In addition, we supply the mid-door module on the Hummer H2 and supply the side-door latch module for the Ford Escape/Mazda Tribute.

•	Closure Mechanisms We supply a variety of closure mechanisms consisting of latching systems, window regulator systems, parking brakes and pedal assemblies and electro-mechanical systems.

•

Our latching systems include door, liftgate, decklid and hood latches as well as release mechanisms, strikers, mechanical cable assemblies, plastic handles, door handle assemblies and latch actuators. We currently supply latching systems for a number of major programs, including the Chrysler Minivans, GMC Sierra and Silverado, Ford F150/250, Ford Taurus/Mercury Sable, Ford Expedition, Lincoln LS, Honda Accord, Chrysler 300M, Chrysler Pacifica, Cadillac STS, Jeep Grand Cherokee and a number of Fiat programs. We also supply side door latching systems on multiple programs in Europe for Audi.

•

We supply both manual and power window regulator systems which control the opening and closing of vehicle windows, including single and dual track cable and drum systems, arm and sector systems and quarter systems. We supply window regulators for a number of programs, including the GMC Envoy, Jeep Grand Cherokee, Chrysler Minivans, Nissan Maxima and Quest, Dodge Ram pick-up truck, the Honda Accord, Chrysler PT Cruiser, Ford Freestar, Expedition, Explorer, Crown Victoria and Grand Marquis, and Lincoln Aviator and Town Car. In 2004, we launched the window regulators for the Honda Odyssey.

•

Our electrical/electronic systems consist of door latch and trunk release actuators, wiper systems and electrical motors for wiper systems and other applications. In addition, we have developed obstacle detection systems which prevent the closure of power windows, power sliding doors and power liftgates if there is an obstacle in the path of the window, door or liftgate. Our innovative infinite door detect check mechanism also provides full control of the door in the open position in order to prevent door contact with other objects.

•

We supply the parking brakes and/or pedal assemblies for a number of programs, including the DaimlerChrysler Minivan and Sebring/Stratus, the Jeep Liberty, Cadillac SRX, the Chevrolet Malibu, the Pontiac Grand Prix and the Nissan Altima and Maxima line of vehicles.

In addition to our manufacturing capabilities, our Closures Technical Centre provides us with full service testing capabilities for the development and evaluation of automobiles, modules, systems and components. In particular, the Closures Technical Centre contains a vehicle sound chamber for acoustics testing. This vehicle sound chamber enables noise characteristic and sound quality testing to be conducted on a wide range of closure systems, including power sliding doors, power window regulators and door latches, and it assists us in engineering components and systems with reduced noise, vibration and harshness.
C.	Sales and Marketing

We sell our products to automobile manufacturers located in Canada, Western Europe and Asia through sales offices in southern Ontario, the United Kingdom, Germany, Brazil, Japan, Italy, France, Austria, China and Korea. Sales to North American automobile manufacturers located in the United States and Mexico, including foreign automobile manufacturers with manufacturing operations in the United States, are coordinated through independent sales representatives in Detroit. The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions and, accordingly, each automobile manufacturer constitutes, in effect, several different customers. Our sales force works closely with our operating divisions in their sales efforts.
D.	Technology

Research and Development

Our past development activities have resulted in improved products, tooling and operating processes as well as various proprietary technologies. Examples include an industry first power liftgate (developed with DaimlerChrysler), the patented Fold and Tumble™ family of seating mechanisms, integrated child restraint seating (developed with DaimlerChrysler), the Turbo Cast™ method of making a three dimensional interior skin covering for various interior products and patented headliner substrates which incorporate safety design features directly with the headliner composite. Our corporate constitution promotes our commitment to technological development by requiring us to allocate a minimum of 7% of our pre-tax profits to research and development annually.

Intellectual Property Rights

Intellectual property rights such as patents, trademarks and copyrights are owned or licensed by us and are utilized by us in the course of our business. Some trademarks we use (including the trademarks "Intier" and "Magna") are licensed by us from Magna pursuant to the terms of our affiliation agreements with Magna. See Item 8. "Interest of Magna in Material Transactions". While all these intellectual property rights are collectively considered important by our management, we do not believe that the loss or termination of any particular right (other than the "Intier" and "Magna" trademarks) would have an adverse effect on our business.
E.	Engineering, Design and Testing

We operate 15 product development, engineering and testing centres in six countries to assist us in coordinating our product development activities. These centres are actively involved in the complete product development process from the use of surveys and clinics in conjunction with our marketing department to determine consumer preferences, to performing research and development, styling, design and engineering, validating and testing functions, to developing actual products based on customer suggestions. Our design and styling capabilities at these facilities include:
•	ALIAS virtual reality;

•	3 dimensional computer assisted design and verification models;

•	Photographic services;

•	Class "A" surfacing;

•	Clay modelling; and

•	Graphic design.

We recognize that we must maintain our ability to provide complete engineering, development and testing capabilities in order to adequately serve our customers. Our employees and sales representatives seek to become involved as early as possible in automobile manufacturers' vehicle development programs, sometimes by placing some of our engineering representatives at our customers' technical development facilities. It has been our experience that early involvement in the development cycle of a new vehicle model often leads to orders for commercial production. We currently maintain an engineering, design and styling staff of approximately 2,000 people. Our engineering staff at both the corporate and division levels work closely with production personnel in providing engineering support as required. Our employees also seek to develop components, modules or systems that either refine products currently produced by us or represent strategically important future product opportunities for us.

We also have two testing facilities in Ontario and Michigan and a 50% joint venture interest in the Advanced Car Technology Systems (ACTS) facility in Germany which has comprehensive systems and full vehicle testing capabilities. Some of the testing services available at these facilities include:
•	U.S. federal motor vehicle safety standards compliance;

•	Safety testing;

•	Vehicle closures and environmental testing;

•	High speed photography;

•	Buzz, squeak & rattle and physical testing;

•	System root cause analysis;

•	Acoustics testing; and

•	Computer assisted engineering.

F.	Program Management

We have developed and use a comprehensive, product delivery process which endeavours to ensure that our products are delivered on time and within budget. This program management system uses a multiple phase process to manage our customers' product programs from initial concept through to production and continuous improvement. The system uses cross-functional teams throughout the sales, engineering and manufacturing process and incorporates all the advanced quality planning and continuous improvement requirements defined within the automotive standards QS 9000, TS16949 and supporting standard ISO 9000:2000. We believe that the use of our product delivery process has significantly reduced our launch-related problems and will continue to do so.
G.	Competitive Conditions

We face numerous sources of competition globally, including from our automobile manufacturer customers, outside suppliers and numerous other suppliers in which one or more automobile manufacturers may have direct or indirect investments. We believe that there are a number of suppliers that can produce some or all of the components, modules and systems that we currently produce. In addition, some of these competitors have substantially greater financial, technical and marketing resources than us and some of them are dominant in the markets in which we operate. Some of our principal competitors include:
•	Interior Systems:	Lear Corporation, Johnson Controls Inc., Faurecia SA, Delphi Automotive Systems Corporation, Visteon Automotive Systems and Collins & Aikman Corporation

•	Closure Systems:

Brose Fahrzeugteile GmbH & Co. KG, Kiekert AG, Mitsui-Gecom, Arvin Meritor Automotive Inc., Grupo-Antolin, Robert Bosch GmbH, Valeo S.A., Hi-Lex, Inc., Dura Automotive Systems and Delphi Automotive Systems Corporation

Increasingly, the automobile manufacturers' criteria for supplier selection (in which each supplier facility is rated independently) includes not only price, quality and responsiveness, but also global full service capabilities, including design, engineering and project management support. The number of competitors that are solicited by automobile manufacturers to bid on any individual product has been significantly reduced in certain of our product lines. We expect that further reductions may occur as a result of satisfying ever increasing industry pressures such as customer price reduction targets and absorbing raw material costs. Automobile manufacturers expect their direct suppliers to have broad product design, engineering, manufacturing and assembly capabilities as well as an ability to meet high quality control standards and to ship parts and assemblies internationally on a "just-in-time" basis.
H.	Availability of Raw Materials

Our primary raw materials are natural and man-made fabrics, plastics and resins, steel and wood fibre, all of which are available from many different sources worldwide. However, factors such as allocation, pricing, quality, timeliness of delivery, and transportation and warehousing costs affect our decisions to obtain these raw materials from particular suppliers. We generally do not carry inventories of key commodities in excess of those required to meet production and shipping schedules. To date, we have not experienced any significant difficulty in obtaining supplies of key commodities. However, the inability to obtain key commodities in the quantities required by our operations could disrupt the supply of our products to our customers and could have an adverse effect on our operations.
I.	Property, Plants and Equipment

At December 31, 2004, we had a total of 74 manufacturing facilities located in 14 countries. In addition to our manufacturing facilities, we have a total of 15 product development, engineering and testing facilities located in six countries. The map below shows the location of our manufacturing facilities.

Together, our manufacturing facilities and our product development, engineering and testing centres occupy a total of approximately 8.8 million square feet, of which approximately 1.4 million square feet (or 16%) is owned by us and the remainder is leased from MI Developments Inc., a related party, and other third parties. The leases contain provisions that are customary for leases of similar types of facilities, run for various terms, require periodic renegotiation of rents based on prevailing market conditions and, in most cases, contain renewal options. Our manufacturing facilities range in size from approximately 5,800 to 539,000 square feet of floor space. As production has become more automated, the size and potential production volume of the typical plant has increased. Most of our existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

Interior Systems

Many of our Interior Systems manufacturing facilities supply their products on a "just-in-time" and "just-in-sequence" basis. The "just-in-time" and "just-in-sequence" manufacturing processes allow both us and our customers to reduce inventories and fixed costs compared to more traditional manufacturing techniques which have lower inventory turnover, higher indirect labour costs and longer production set-up times. These processes originated within our seating facilities and have been increasingly used in some of our other interiors facilities as the complexity and increased assembly responsibility for cockpit modules and other interior modules has steadily increased. Our "just-in-time" facilities are generally located within 30 minutes from the customers' assembly plants.

In North America, at December 31, 2004, our Interior Systems business operated 28 manufacturing facilities in Ontario, Michigan, Illinois, Ohio, Iowa, Tennessee, Missouri, Louisiana and Mexico. 14 of these facilities are dedicated to the assembly and supply of complete seating systems, sidewall systems and cockpit systems on a "just-in-time" and "just-in-sequence" basis to our customers, seven are used for the manufacture of seating components, and six are used for the production of cockpit systems, sidewall systems and overhead systems. We also operate a tooling facility in Michigan which designs and builds automotive tooling for us, divisions of Magna and third party customers.

Our Interior Systems business also operates one wholly-owned engineering and product development centre in Michigan and one prototyping and testing facility in Michigan. These centres are actively involved in the complete product development process, from the use of surveys and clinics in conjunction with our marketing department to determine consumer preferences, to performing research and development, styling, designing, engineering, validating and testing functions, to developing actual products based on consumer suggestions.

In Europe, as of December 31, 2004, our Interior Systems business operated 32 manufacturing facilities in the United Kingdom, Germany, France, Spain, the Czech Republic, Poland, Turkey and Austria. We also operate a joint venture facility in China. These facilities manufacture and supply complete seats and seating components, cockpit modules, instrument panels, consoles, glove boxes, door trim panels, door casings, instrument panel topper pads, sunvisors, automotive carpets, trunk linings, interior panels and multi-functional carpet and sound insulation systems as well as other interior components and systems for European automobile manufacturers. Nine of these facilities are dedicated to the assembly and supply of complete seating systems on a "just-in-time" and "just-in-sequence" basis, three are used for the manufacture of seating components, 15 are used for the production of cockpit systems, sidewall systems and other interior components, two are used for the manufacture of floor carpet and acoustic systems and the remaining three are used for the assembly, manufacture and supply of cockpit systems and sidewall systems on a "just-in-time" and "in sequence" basis. Our Interior Systems business also operates 11 engineering and product development centres in Europe and Asia.

Closure Systems

At December 31, 2004, our Closure Systems business operated seven manufacturing facilities in Ontario, and one each in Mexico, Italy, the Czech Republic, Poland, China and Brazil. Those facilities design, engineer and manufacture door modules, sliding doors and liftgates, mid-doors, door hardware components and mechanisms, including power and manual window regulators, door, hood and trunk latching mechanisms and release mechanisms of various types and designs, strikers, plastic handles, actuators, gear shift mechanisms, parking brakes and pedal assemblies, windshield wipers and electric motors and other assemblies. Design, development, engineering and testing work is done at our research and development centre located in Michigan shared with Interior Systems as well as at the Closures Technical Centre in Newmarket, Ontario. Design and product development is also done at our facilities in Germany.

ITEM 4.	DIVIDENDS

Holders of the Class A Subordinate Voting Shares and the Class B Shares are entitled to receive such dividends as may be declared by the Board on a pro rata basis, subject to the preferential rights attaching to the Convertible Series Preferred Shares and to any other shares of the Company ranking in priority to the Class A Subordinate Voting Shares and the Class B Shares.

Subject to applicable law, the Company will pay dividends on its Convertible Series Preferred Shares, Class A Subordinate Voting Shares and Class B Shares in accordance with its Articles and the corporate constitution, as determined by the Board.

Dividends are declared and paid in U.S. dollars, except that shareholders having addresses of record in Canada are paid the equivalent in Canadian dollars (based on the Bank of Canada noon rate on the record date for the dividend). Aggregate dividends paid per share during the last three (3) fiscal years were:
	Class A Subordinate Voting Shares and Class B Shares	Convertible Series Preferred Shares
Fiscal 2002	$0.20	$3.75
Fiscal 2003	$0.35	$5.00
Fiscal 2004	$0.40	$6.25

ITEM 5.	SHARE CAPITAL
A.	Description of Capital Structure

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series, all with no par value.

Class A Subordinate Voting Shares

The holders of our Class A Subordinate Voting Shares are entitled:

•

to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares which are entitled to vote at such meetings on the basis of 20 votes per Class B Share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

•

on a pro rata basis with the holders of our Class B Shares, to receive any dividends (except for stock dividends as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to the Class A Subordinate Voting Shares and the Class B Shares (including the Convertible Series Preferred Shares); and

•

after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (including holders of our Preferred Shares), to receive, on a pro rata basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Under our articles of incorporation, if at any time our after-tax profits are less than 4% of our share capital in each of two consecutive fiscal years or if we fail to pay the minimum distribution of after-tax profits to holders of our Class A Subordinate Voting Shares in each of two consecutive fiscal years, the holders of our Class A Subordinate Voting Shares will, until such 4% return is achieved for one fiscal year and the minimum distribution of after-tax profits in respect of such fiscal year is paid in full, have the exclusive right, voting as a separate class, to nominate and elect two directors at each meeting of our shareholders at which directors are to be elected subsequent to such two year period. If the 4% return is not achieved or the minimum distribution of after-tax profits is not paid for any two consecutive fiscal years following the initial two consecutive fiscal years, then holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved for one fiscal year and the minimum distribution of after-tax profits in respect of such fiscal year is paid in full, have the exclusive right, voting as a separate class, to nominate and elect two additional directors at each meeting of our shareholders at which directors are to be elected subsequent to such two year period. Such right to elect two additional directors shall arise in respect of each subsequent period of two consecutive years until the holders of our Class A Subordinate Voting Shares have the right, voting as a separate class, to nominate and elect all of our directors. Our articles of incorporation provide that if a meeting of our shareholders at which directors are to be elected is not held within 180 days of the end of any period of two consecutive fiscal years referred to above, the holders of record of at least 10% of our outstanding Class A Subordinate Voting Shares may, by notice in writing, require our Secretary to call a shareholders' meeting at which directors are to be elected, which meeting shall be held within 90 days of the receipt by the Secretary of such notice. Once the right of holders of our Class A Subordinate Voting Shares to nominate and elect directors terminates, the directors who have been so elected shall nonetheless serve until their successors are duly elected at the next meeting of shareholders at which directors are to be elected.

The holders of our Class A Subordinate Voting Shares have additional voting rights under our corporate constitution. See Item 10. "Corporate Constitution".

Our articles of incorporation (including our corporate constitution) provide that if the approval of the holders of our Class A Subordinate Voting Shares voting as a separate class is required, such approval shall be given by a majority of the votes cast at a meeting of such holders, other than the votes attaching to our Class A Subordinate Voting Shares beneficially owned (directly or indirectly) by Magna or by any person who, by agreement, is acting jointly with Magna or over which Magna or any such person exercises direct or indirect control or direction. These limitations do not apply to any other holder of our Class A Subordinate Voting Shares.

Class B Shares

The holders of our Class B Shares are entitled:

•

to 20 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

•

on a pro rata basis with the holders of our Class A Subordinate Voting Shares, to receive any dividends that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including our Convertible Series Preferred Shares);

•

after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Convertible Series Preferred Shares), to receive, on a pro rata basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and

•	from time to time, to convert our Class B Shares into our Class A Subordinate Voting Shares on a one-for-one basis.

None of our Class B Shares may be issued (other than in connection with a stock dividend) without the approval by ordinary resolution of the holders of our Class B Shares, voting as a separate class.

Preferred Shares

Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preferred Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares but will rank equally with the Preferred Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Convertible Series Preferred Shares

Two series of our Preferred Shares are currently authorized and have been designated as Preferred Shares, Series 1 and Preferred Shares, Series 2. We refer to both of these series as Convertible Series Preferred Shares.

Subject to the preferential rights attaching to any shares ranking in priority to our Convertible Series Preferred Shares, the holders of our Convertible Series Preferred Shares are each: (i) entitled to fixed preferential non-cumulative cash dividends of $5.00 per share per annum, payable in respect of each of our fiscal quarters (on such dates as may be specified by our Board of Directors); and (ii) in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other disposition of our assets among our shareholders for the purpose of winding-up our affairs, entitled to receive $100.00 per share (together with all declared and unpaid dividends thereon).

Subject to the restrictions described below, our Convertible Series Preferred Shares are each retractable (i.e., redeemable at the option of the holder) on payment of an amount per share equal to $100.00 (together with all declared and unpaid dividends thereon). Our Preferred Shares, Series 1 are retractable in whole or in part at any time on or after December 31, 2003 and our Preferred Shares, Series 2 are retractable in whole or in part at any time on or after December 31, 2004.

None of our Convertible Series Preferred Shares are subject to purchase for cancellation or redemption by us prior to December 31, 2005. Thereafter, we may, at any time, purchase for cancellation or redeem all or any part of our outstanding Convertible Series Preferred Shares upon payment, in the case of a purchase for cancellation, of the lowest price at which, in the opinion of our Board of Directors, such shares can be purchased and, in the case of a redemption, of a price per share equal to $100.00 (together with all declared and unpaid dividends thereon).

Our Convertible Series Preferred Shares are each convertible at the option of the holder into Class A Subordinate Voting Shares at a conversion price of $15.09 per Class A Subordinate Voting Share, subject to customary anti-dilutive adjustments in the event of any change to the aggregate number of our Class A Subordinate Voting Shares resulting from a subdivision, redivision, consolidation, stock dividend (of our Class A Subordinate Voting Shares) or other distribution in respect of our Class A Subordinate Voting Shares (except stock dividends in lieu of cash dividends otherwise payable on our Class A Subordinate Voting Shares in the ordinary course). No adjustment will be made upon conversion on account of any declared and unpaid dividends on our Convertible Series Preferred Shares so converted or on our Class A Subordinate Voting Shares resulting from such conversion. The conversion provisions also provide for the delivery to the holder of any Convertible Series Preferred Shares being converted of such other securities (in lieu of Class A Subordinate Voting Shares) that the holder would have received upon any prior stock dividend (other than a dividend of our Class A Subordinate Voting Share), amalgamation, merger or capital reorganization, if the holders had converted their Convertible Series Preferred Shares into Class A Subordinate Voting Shares on or immediately prior to the happening of the particular event.

Amendments to the Share Provisions and Other Matters

The provisions attaching to our Preferred Shares, to a series of Preferred Shares (including our Convertible Series Preferred Shares), to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preferred Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by the vote of two-thirds of those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Take-over Protection

Under applicable Canadian law, an offer to purchase our Class B Shares would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Magna, as the holder of all our issued and outstanding Class B Shares, in connection with our initial public offering, entered into a trust agreement with us and Computershare Trust Company of Canada, acting as trustee, for the purpose of ensuring that the holders from time to time of our Class A Subordinate Voting Shares will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid (which term includes, in certain circumstances, a private offer to purchase) if our Class B Shares and our Class A Subordinate Voting Shares were a single class of shares.

Under the trust agreement, Magna will agree not to sell any of our Class B Shares, directly or indirectly, pursuant to a take-over bid, as defined under the Securities Act (Ontario), in circumstances in which that Act would require the same offer or a follow-up offer on the same terms to be made to the holders of the Class A Subordinate Voting Shares if the sale had been a sale of Class A Subordinate Voting Shares. These circumstances include a sale of our Class B Shares at a price per share in excess of 115% of the market price of our Class A Subordinate Voting Shares (as determined under that Act). This prohibition will not apply if: (i) such sale is made pursuant to an offer to purchase only part of our Class B Shares made to all holders of our Class B Shares and an identical offer in all material respects is made concurrently to purchase our Class A Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for our Class B Shares; or (ii) there is a concurrent unconditional offer to purchase all our Class A Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for our Class B Shares.

The trust agreement contains provisions for the authorization of action by the trustee to enforce the relevant rights of the holders of our Class A Subordinate Voting Shares as beneficiaries of the trust. The obligation of the trustee to take such action will be conditional on us or the holders of our Class A Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of our Class A Subordinate Voting Shares will have the right, other than through the trust agreement, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the trust agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of our outstanding Class A Subordinate Voting Shares after provision of reasonable funds and indemnity to the trustee.

The trust agreement further provides that Magna will not dispose of any of our Class B Shares, directly or indirectly, unless the disposition is conditional upon the person or company acquiring such shares becoming a party to the trust agreement. Conversions of our Class B Shares into Class A Subordinate Voting Shares and the subsequent sale of the Class A Subordinate Voting Shares resulting from such conversions are excluded from this prohibition.

The trust agreement provides that it may not be amended and no material provision thereof may be waived, except with the approval of The Toronto Stock Exchange and at least two-thirds of the votes cast by the holders of our Class A Subordinate Voting Shares present or represented at a meeting duly called for the purposes of considering such amendment or waiver. The two-thirds majority must include a simple majority of the votes cast by holders of our Class A Subordinate Voting Shares excluding any of our principal shareholders and their affiliates and associates and any persons who have an agreement to purchase Class B Shares on terms which would constitute a sale for the purposes of the trust agreement not otherwise permitted thereby prior to giving effect to the amendment or waiver.
B.	Market for Securities

The Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange in Canada (under the symbol IAI.SV.A) and the NASDAQ National Market in the United States (under the symbol IAIA). As a result of the approval of the plan of arrangement by the shareholders of Intier (see Item 2. General Development of the Business - Proposed Privatization of the Company"), the arrangement will be presented to the court for approval on April 1, 2005. The arrangement is expected to be effective as of April 3, 2005, after which the Corporation intends to delist the Class A Subordinate Voting Shares from the TSX and NASDAQ, to cause the Corporation to cease to be a reporting issuer under applicable Canadian securities laws in each province in which it is a reporting issuer and to cease to be a registrant with the United States Securities and Exchange Commission.

The high/low share prices and trading volumes of the Class A Subordinate Voting Shares for each month of fiscal 2004 on the Toronto Stock Exchange are as follows:
	TSX
Period	High	Low	Volume
	(Cdn. dollars)
January 2004	23.98	21.25	128,419
February 2004	21.90	18.01	349,636
March 2004	22.78	21.06	533,996
April 2004	24.24	21.44	476,644
May 2004	24.90	21.56	57,141
June 2004	26.06	24.21	82,991
July 2004	27.00	24.34	31,076
August 2004	27.05	23.00	59,580
September 2004	26.50	24.20	66,909
October 2004 (1-22)	26.34	24.90	74,136
October 2004 (25-31)(1)	34.67	30.35	1,076,354
November 2004	36.50	32.01	371,045
December 2004	38.00	34.61	151,461

(1)	Magna announced its intention to privatize Intier prior to the opening of the markets on October 25, 2004.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Officers

The name, province or state (where applicable) and country of residence of the directors and executive officers of the Company, together with their positions and offices held with the Company, are set forth below.

Name and Municipality of Residence	Offices Held with the Company
Donald J. Walker (C) Ontario, Canada	Director and President and Chief Executive Officer since May 31, 2001; Chairman since February 23, 2004
Flavio Cotti Brione S.M., Switzerland	Director since March 27, 2002
Neil G. Davis (B)(C)(D) Ontario, Canada	Director since August 9, 2001
Vincent J. Galifi (B) Ontario, Canada	Director since February 23, 2004
Louis E. Lataif (A)(B) Massachusetts, U.S.A.	Director since August 9, 2001 and Lead Director since March 25, 2003
Edward C. Lumley(A)(B) Ontario, Canada	Director since August 9, 2001
Rudolf Streicher Vienna, Austria	Director since August 9, 2001
Siegfried Wolf Weikersdorf, Austria	Director since March 27, 2002
Lawrence Worrall(A)(C)(D) Ontario, Canada	Director since August 9, 2001
Michael Baccellieri Ontario, Canada	Controller since August 14, 2001
Paul Brock Ontario, Canada	Treasurer since November 5, 2001
Bruce R. Cluney Ontario, Canada	Secretary since May 31, 2001
Richard Gwynn Michigan, U.S.A.	Vice-President, Human Resources since May 31, 2001
Klaus Iffland Ingolstadt, Germany	President, Intier Europe since May 4, 2004
Michael E. McCarthy Ontario, Canada	Executive Vice-President, Finance since May 31, 2001 and Executive Vice-President and Chief Financial Officer since November 5, 2001
Scott Paradise Michigan, U.S.A.	Executive Vice-President, Sales and Marketing since May 6, 2002
Michael Sinnaeve Ontario, Canada	Vice-President, Quality and Operational Improvements since May 31, 2001
Karl Steiner Ebergassing, Austria	Executive Vice-President, Sales, Europe since May 31, 2001

(A) - Member of the Audit Committee

(B) - Member of the Corporate Governance and Compensation Committee

(C) - Member of the Health and Safety and Environmental Committee

(D) - Member of the Special Committee

The principal occupations of the above directors and executive officers during the preceding five years as set out below.
(1)

Mr. Walker, 48, was appointed as our Chairman on February 23, 2004 and as our President and Chief Executive Officer in February 2001. Prior to that time, Mr. Walker served as Magna's President and Chief Executive Officer.

(2)

Mr. Cotti, 65, is currently Chairman of the International Advisory Board of the Credit Suisse Group as well as a member of the Board of Directors of Fiat S.p.A. and Georg Fischer Ltd and a member of the Board of Trustees of the Jakobs Foundation. He was formerly the President of the Swiss Confederation in 1991 and 1998. He also served as the Swiss Minister of Home Affairs from 1988 to 1992 and Swiss Minister of Foreign Affairs from 1993 until April 1999.

(3)	Mr. Davis, 49, has been a lawyer and partner in the law firm of Davis Webb Schulze & Moon since 1983.

(4)

Mr. Galifi, 45, served as the Executive Vice-President of Finance from September 1996 until his appointment as Executive Vice-President and Chief Financial Officer of Magna in December 1997. Magna's principal business is the design, development and manufacture of automotive systems, assemblies, modules and components as well as engineering and assembly of complete vehicles.

(5)

Mr. Lataif, 66, has served as Dean of the School of Management of Boston University for the past fourteen years. Prior to that time, he was employed at Ford Motor Company for approximately 27 years in various senior operational and sales and marketing capacities, including President, Ford of Europe, and Vice-President, North American Sales Operations. He also serves on the boards of Sanyo Electric Company, InterAudi Bank, The Iacocca Foundation, Magna Entertainment Corporation and Group One Automotive.

(6)

Mr. Lumley, 65, is a Vice-Chairman of BMO Nesbitt Burns Inc., prior to which he was Chairman of Noranda Manufacturing Inc. and a Minister of the Crown for the Government of Canada. BMO Nesbitt Burns Inc. is a provider of investment and corporate banking services. He currently serves on the boards of a number of public companies, including Magna International Inc., Magna Entertainment Corporation, Bell Canada Enterprises and Canadian National Railway.

(7)

Mr. Streicher, 66, currently a consultant since 2000, was Chief Executive Officer of OIAG prior to that time in 1999 and part of 2000. He is the Chairman of the Supervisory Board of Boehler Uddeholm AG. He has also previously served as the Austrian Minister for Economic Affairs and Transportation as well as the Managing Director and Chairman of the Board of Steyr-Daimler-Puch AG and Austria Metall AG.

(8)

Mr. Wolf, 47, is employed by certain European subsidiaries of Magna and, in addition to being a director of Magna and the Company, is currently the Executive Vice-Chairman of Magna (since May 9, 2002). Prior to that time, Mr. Wolf was Vice-Chairman of Magna (since January 14, 2002), prior to which he served as the President and Chief Executive Officer of Magna's Magna Steyr group (since February 21, 2001). Prior to that time, Mr. Wolf was the Vice-Chairman of Magna (since March 8, 1999) as well as the President of Magna Europe (since July 1, 1995).

(9)

Mr. Worrall, 61, a Certified Management Accountant, is retired and worked for over 30 years in various financial and operational capacities at General Motors of Canada Limited. Prior to his retirement, Mr. Worrall was Vice-President, Purchasing, Strategic Planning and Operations as well as a member of the board of directors of General Motors of Canada Limited.

(10)	Mr. Baccellieri, 37, a Chartered Accountant, was appointed Controller on August 14, 2001. Prior to that time he served in various corporate finance positions at Magna since 1995.

(11)	Mr. Brock, 43, has served as Treasurer since November 5, 2001. Prior to that time he served as Assistant Treasurer at Magna.

(12)

Mr. Cluney, 40, a lawyer, served as Assistant Secretary of Magna and provided legal advice to various operating groups within Magna from December 5, 1994 until his appointment as Secretary of the Company on May 31, 2001.

(13)

Mr. Gwynn, 56, has served as Vice-President, Human Resources since May 31, 2001. Prior to that time he served as Director, U.S. Human Resource Projects for Magna since November 2000. He has over 20 years employee relations experience in both the manufacturing and service sectors.

(14)

Mr. Iffland, 48, a mechanical and economical engineer, has served as President of the Company's European operations since November 17, 2003 and was formally appointed as an officer of the Company on May 4, 2004. Prior to that time he served as Executive Vice-President, Sales, Purchasing Program Management at MagnaSteyr Fahrzeugtechnik AG & Co KG since July, 2002. Prior to that time, he was the Purchasing Director at Audi AG from 1996 and served in various senior operating, engineering and purchasing functions within Audi since.

(15)

Mr. McCarthy, 45, has served as Executive Vice-President, Finance from May 31, 2001 until his appointment as Executive Vice-President and Chief Financial Officer of the Company in November 2001. Prior to that time he served as Vice-President, Finance of Magna's Global Interiors Group and in various senior, corporate and group finance positions within Magna's North American and European operations.

(16)

Mr. Paradise, 50, has served as Executive Vice-President, Sales and Marketing since May 6, 2002, prior to which time, he served as Executive Vice-President, Sales, North America since May 31, 2001. Prior to that time he served as Vice-President, Sales and Marketing at Magna Seating Systems Inc. for four years, prior to which he was Vice-President, Sales and Marketing at Douglas & Lomason Company, a company acquired by us in 1996, for 11 years.

(17)

Mr. Sinnaeve, 49, has served as Vice-President, Quality and Operational Improvements since May 31, 2001. Prior to that time he served as Vice-President, Quality and Continuous Improvement of Magna since 1998, prior to which he was Director of Quality and Continuous Improvement at Magna's Decoma subsidiary since 1992.

(18)

Mr. Steiner, 53, a mechanical engineer, has served as Executive Vice-President, Sales, Europe, since May 31, 2001. Prior to that time he served as Vice-President, Sales and Marketing for our European Interiors operations and as Speaker of the Management Board (President) for our Eybl operations in Europe. He has over 25 years of engineering and design and sales and marketing experience in the automotive industry.

Mr. Lumley served as a director of Air Canada at the time of its filing for protection under the Companies' Creditors Arrangement Act (CCAA) in April, 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September, 2004, though Mr. Lumley is no longer a director of Air Canada.

Directors are elected to serve until the next annual meeting of shareholders. Executive officers serve at the pleasure of the Board. There are no contracts, arrangements or understandings between the above individuals and any other person pursuant to which they were selected as directors of Intier. There are no family relationships between any of the directors and executive officers.

Failure by the Company to meet the requirements of the corporate constitution (described in Item 10) relating to the payment of Required Dividends (as defined in the corporate constitution) or the minimum return on stated capital required by the terms of the Class A Subordinate Voting Shares will entitle the holders of the Class A Subordinate Voting Shares, as a class, to certain rights to elect directors, the exercise of which could result in changes in the composition of the Board.

The directors and executive officers as a group beneficially own, directly and indirectly, or exercise control over an aggregate of 940,916 Class A Subordinate Voting Shares of the Company, being 14.82% of the outstanding number of such class at December 31, 2004.
B.	Employees

At December 31, 2004, we employed approximately 24,100 people, including approximately 6,100 in Canada, 4,900 in the United States, 7,500 in Europe, 4,300 in Mexico, 900 in Asia Pacific and 400 in Brazil. In our ongoing effort to maintain good relations with our employees, we have adopted an Employee Charter of Rights. This employee charter formalizes our commitment to fair treatment of our employees, safe and healthy workplaces, competitiveness of wages and benefits, employee ownership and profit sharing and open communications. In addition, we have established "Fairness Committees" in substantially all our North American manufacturing facilities. These committees enable employees to have many of their concerns resolved by a committee comprised of both management and employee representatives, voting by secret ballot. In 2000, we created the position of Employee Advocate on a pilot basis at a number of our divisions. The Employee Advocate is meant to represent employees to ensure that any problems that arise in the workplace are addressed quickly and in accordance with our employee charter of rights, our corporate constitution and our operating principles.

In North America, our Interior Systems business is currently a party to collective bargaining agreements in the United States with the UAW at our Integram St. Louis and Excelsior Springs divisions in Missouri, our Lewisburg, Tennessee operation, our Lordstown and Techcraft operations in Ohio, our Ontegra Brighton interior division in Michigan and our Innertech Shreveport, Louisiana interior operation. In Canada, we are currently a party to collective bargaining agreements with the Integram Windsor, Innovatech, and Mississauga Seating Systems divisions of our Interior Systems operations, who are members of the CAW. The collective agreements in respect of our Integram Windsor, Mississauga Seating Systems, Innovatech, Lordstown and Lewisburg divisions contain provisions which recognize our operating principles. If we are successful in operating these divisions with this form of collective agreement, we will examine whether to extend this form of agreement to some of our other plants if our employees at these plants vote in favour of unionization in the future. Our Mexican facilities are also represented by local unions.

Some of our European employees benefit from national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees' associations. In addition, the employees of our Interior Systems operations in the United Kingdom are members of the Transport and General Workers Union, the General Municipal and Boilermakers Union, the Amalgamated Engineering and Electrical Union, the I.S.T.C. (Wire Workers) and M.S.F. trade unions.

Intier's corporate constitution requires that ten percent (10%) of its employee pre-tax profits before profit sharing, for each year, be allocated to certain deferred profit sharing plans or defined benefit plans for the benefit of our employees or distributed in the form of cash directly to such employees. Effective fiscal 2002, we established an employee equity participation and profit sharing program similar to that of Magna. As part of this program, a Canadian deferred profit sharing plan, a U.S. deferred profit sharing plan, a United Kingdom employee share incentive plan and an Austrian deferred profit sharing plan have been established by us effective fiscal 2002. Each of such plans invests primarily in Class A Subordinate Voting Shares of the Company. Under the Canadian, U.S. and U.K. plans, seven percent (7%) of our employee pre-tax profits before profit sharing must be contributed by us each year to such plans for the benefit of eligible employees, other than those Canadian and U.S. employees who have elected to participate in our defined benefit pension plan option, in which case the employer's contribution in respect of such employees is reduced to four percent (4%) of our employee pre-tax profits before profit sharing. Under the Austrian profit sharing program, five percent (5%) of qualifying pre-tax profits are contributed to the plan which invests in our Class A Subordinate Voting Shares. An eligible employee's entitlement each year under the plans is then determined based on his or her individual points (calculated based on base salary and length of service) as compared to the total points of all plan participants.

Now that our employee equity participation and profit sharing program has been established, our eligible employees only continue to participate in Magna's employee equity participation and profit sharing program to the extent that their units in Magna's deferred profit sharing plan remain in that plan.
ITEM 7.	RISK FACTORS

The automotive industry in which we compete and the supply business we conduct are subject to a number of risks, assumptions, uncertainties and other factors. In order to better appreciate these risks, assumptions, uncertainties and other factors, the following discussion should be considered by persons reading this Annual Information Form (in addition to other information contained in this Annual Information Form).
A.	Risks Relating to our Industry

An economic downturn could reduce or eliminate our profitability

Our operations are directly impacted by the levels of global automotive production. The global automotive industry, which accounted for substantially all our consolidated sales in 2004, is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand and fuel costs. The rate of global economic growth, particularly in our principal North American and Western European markets slowed in 2001 and in subsequent years, partially due to the events of September 11, 2001 and the ensuing war on terrorism in Afghanistan and Iraq, the impact of a series of corporate accounting scandals in North America and Europe and a number of other geopolitical and economic factors. Although lower interest rates and significant incentives offered by automobile manufacturers have stabilized consumer demand in North America in recent years, the threat of terrorism and war, the uncertainty in the economic outlook, higher fuel costs and the possibility of higher interest rates have negatively affected consumer confidence and a significant amount of uncertainty exists with respect to automotive demand in our principal markets. Numerous factors beyond our control could lead to further decline in automotive production in these markets. In North America, the industry is characterized by significant over-capacity, fierce competition and significant pension and healthcare liabilities for the domestic automobile manufacturers. North American automobile manufacturers have recently announced production cuts for certain platforms in which we have significant content. In Europe, the market structure is relatively fragmented with significant over-capacity. A decline in consumer demand for vehicles as a result of a loss of confidence in the economy, fears of war, political instability or terrorist attacks, interest rate increases, a reduction in vehicle incentive programs or any other political, economic or other factors, could prompt automobile manufacturers to reduce production volumes. Any significant and prolonged decline in production volumes in either our North American or European principal markets will significantly lower, and could eliminate, our profits.

We face increasing price reduction pressures from our customers that could reduce our profit margins

We have in the past entered into, and may continue to enter into, supply arrangements with automobile manufacturers which provide for, among other things, price concessions over the supply term. In addition, there has been significant and continuing pressure from our customers to reduce our prices in order for us to maintain such business or be awarded new business. To date, these price concessions have been largely offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of our largest customers demand additional price reductions beyond existing contractual commitments which could have an adverse impact on our future profit margins. In addition, we expect that our customers will increase the use of various initiatives such as third party market tests on a global basis, withholding future business opportunities, statistical and other cost models, Internet-based auctions and other methods, in order to further increase the pressure on us to reduce our prices. The full effect of these customer initiatives on the prices of products and services we sell to automobile manufacturers and on the costs of products and services we obtain from our suppliers is uncertain. We may not continue to be successful in offsetting price reductions agreed to from time to time with automobile manufacturers. To the extent that these price reductions are not offset through cost reductions, our future profit margins will be adversely affected.

Our customers increasingly require us to absorb more fixed costs in our unit pricing, which could reduce our profitability

We are under increasing pressure to absorb more costs related to product design, engineering and tooling as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. Contract volumes for customer programs not yet in production are based on our customers' estimates of their own future production levels by vehicle body type. However, actual production volumes may vary significantly from our customers' estimates due to a reduction in consumer demand or new product launch delays, often without any compensation to us by our customer. We do not typically rely solely on customer estimates, but re-evaluate their estimates based on our own assessment of future production levels by vehicle body type. For programs currently under production, we are typically not in a position to request price changes when volumes differ significantly from production estimates used during the quotation stage. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by us may not be fully recovered. Similarly, future pricing pressures from our customers could also reduce the amount of amortized costs otherwise recoverable in the unit price of our products. Although these factors have not been material to date, either of these factors could have an adverse effect on our profitability.

We are under increasing pressure to move or establish operations in lower cost jurisdictions.

In order to retain our global competitiveness, we are under increasing pressure to move operations or establish new operations in lower cost jurisdictions as our customers continue to implement procurement strategies intended to increase their sourcing activities in such jurisdictions including China, Eastern Europe, India, Turkey and Mexico. The impact of these initiatives to us could include higher costs associated with the impairment of redundant assets, labour, pension, employee benefits and severance costs in certain higher cost jurisdictions in which we currently carry on business. During the transition period in which certain of our products are transferred to lower cost jurisdictions, our profitability may also be adversely impacted by quality or delivery issues which result in premium costs as well as relocation and start-up costs, all of which would adversely impact our short-term profitability. In the long term, we could also be exposed to certain other risks associated with doing business abroad, including: foreign exchange and currency controls, liquidity risks, local economic conditions, political instability, withholding and other taxes on remittances and other payments by subsidiaries, investment restrictions or requirements, expropriation and nationalization, export and import restrictions, and increases in working capital requirements related to longer supply chains. The likelihood of such occurrences and their potential effect on us varies from jurisdiction to jurisdiction but may have a material adverse effect on our business and profitability in the future.

We are increasingly requested to assume product warranty, recall and product liability costs, which could have a negative effect on our operations and financial condition

Automobile manufacturers are increasingly requesting that each of their suppliers bear the costs of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall or service bulletin by the customer. If our products are, or are alleged to be defective, we may be required to participate in a recall, particularly if the actual or alleged defect relates to vehicle safety or compliance with applicable regulatory requirements. In addition, we are party to warranty sharing agreements with certain of our customers which require payments to be made by us to the customer if warranty costs for our products exceed certain negotiated targets. A supplier's warranty and recall exposure towards additional warranty and product recall costs increases as its overall design, manufacturing, validation and integration responsibility increases. The obligation to repair or replace such parts and to fund increasing warranty and recall costs could have an adverse effect on our operations and financial condition.

We are also subject to the risk of exposure to third party product liability claims and economic loss based claims in the event that the failure of our products results in bodily injury and/or property or other damage. We may experience material product liability losses in the future and may incur increasingly significant costs to defend such claims. We currently have product liability coverage under Magna's insurance policies, subject to certain limits. This coverage will continue until August 2005, subject to renewal on an annual basis. In addition, some of our European subsidiaries maintain product recall insurance, which is required by law in certain jurisdictions. We cannot guarantee that our insurance coverage will be adequate for any liabilities we may incur. Furthermore, we cannot guarantee that our coverage will continue to be available on terms acceptable to us and even if such coverage is available, insurance premiums and deductible limits are likely to increase significantly. A successful claim or series of claims brought against us in excess of our available insurance coverage may have an adverse effect on our operations and financial condition. See Item 9. "Legal Proceedings and Environmental Matters".

We are dependent on outsourcing by North American and European automobile manufacturers

We are dependent on outsourcing by our North American, European and Asian automobile manufacturer customers. The extent of this outsourcing is dependent on a number of factors, including:
•	the cost, quality and timeliness of external production relative to in-house production by automobile manufacturers;

•	relative technological capability;

•	the degree of unutilized capacity at automobile manufacturers' facilities;

•	collective bargaining agreements between labour unions and automobile manufacturers; and

•	relations between labour unions and automobile manufacturers.

Any significant decrease in outsourcing by automobile manufacturers would likely have an adverse effect on our profitability.

Technological and regulatory changes may adversely affect us

Changes in competitive technologies or regulatory or industry requirements may render some of our products obsolete. Our ability to anticipate changes in technology and regulatory or industry requirements and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. We may not be able to anticipate or achieve the technological advances necessary for, or to comply with regulatory or industry requirements in a manner which will allow, us to remain competitive and prevent our products from becoming obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, product de-contenting by our customers in their vehicles, delays in product development, potential third party patent infringement or trade secret claims and failure of products to operate properly. Any of these changes could have an adverse effect on our operations and financial condition.

Adverse developments affecting one or more of our major suppliers could materially harm our operating results

We obtain components and other products and services from numerous Tier Two automotive suppliers and other vendors throughout the world. As customer pricing pressures continue to intensify, we are entering into significant commercial negotiations and disputes with our suppliers as we attempt to pass on price reductions to the supply base. In certain instances, it would be difficult and expensive for us to change suppliers of products and services critical to our business. Some of our suppliers are also financially distressed, may become financially distressed or have previously agreed upon fixed piece price levels and other terms and conditions in long-term supply contracts and therefore it may not be possible for us to pass on price reductions, increased fixed costs such as tooling and engineering costs, or warranty, recall and product liability costs imposed on us by our customers. In addition, the continued financial distress or the insolvency or bankruptcy of a major component sub-supplier could disrupt the supply of components to us by such suppliers, potentially resulting in a temporary disruption in the supply of systems by us to our customers. Any significant disruption in our supplier relationships, including certain relationships with sole-source suppliers, could materially harm our operating and financial results, particularly if such disruption results in an interruption in supply by us to our customers.

Where we act as a module supplier, integrator or system assembler, we are typically responsible for ensuring the quality of the components supplied to us by automotive components sub-suppliers. In some cases, these sub-suppliers are selected by our automobile manufacturer customers. We take steps to ensure that sub-suppliers remain liable for any product warranty claims, product liability claims or other costs arising from product recalls relating to the components supplied by them. However, we may be liable to our customers if these sub-suppliers become insolvent or are otherwise unable to assume full responsibility for the product warranty claim, product liability claim or product recall cost, which could have a material adverse effect on our financial condition.

Increased crude oil and energy prices could reduce global demand for automobiles and increase our costs, which could have an adverse effect on our profitability

Material increases in the price of crude oil have, historically, been a contributing factor to the overall reduction in the global demand for automobiles. A significant increase in the price of crude oil could further reduce global demand for automobiles and shift customer demand away from larger cars and light trucks (including sport utility vehicles) in which we have relatively higher content, which could have an adverse effect on our profitability.

Oil-based products are also critical elements in various components utilized by us and our suppliers, including resins, colorants and polymers. Material increases in the price of crude oil, natural gas or in energy have increased the costs of manufacturing or supplying some of our products. To the extent that we are not able to pass these increased costs along to our automobile manufacturer customers, such cost increases could have an adverse effect on our profitability.

Shortages of raw materials or increased raw materials prices could have an adverse effect on our operations and financial condition or our profitability

We generally purchase our raw materials from suppliers located in the jurisdictions in which we have manufacturing operations. We generally do not carry inventories of raw materials in excess of those required to meet production and shipping schedules. To date, we have not experienced any significant difficulty in obtaining supplies of raw materials. However, the inability to obtain raw materials in the quantities in our operations could disrupt the supply of our products to our customers and have an adverse effect on our operations and financial condition.

In 2004, we experienced significant price increases for key commodities used in our parts production, particularly steel, and expect such prices to remain at elevated levels in 2005. Steel price increases have been primarily the result of increased demand for steel in China and a shortage of steel-making ingredients, such as scrap steel, iron ore and coke coal. The remainder is acquired through spot and defined term contracts. Surcharges on existing prices have been imposed on us by our steel suppliers and other suppliers of steel parts, with the threat of withheld deliveries by such suppliers if the surcharges are not paid. We have pricing agreements with some of our suppliers that reduce our exposure to steel pricing increases and surcharges. However, certain suppliers have challenged these agreements and, to the extent that they are successfully disputed, terminated or otherwise not honoured by our suppliers, our exposure to steel price increases and surcharges may increase. To the extent we are unable to pass on to our customers the additional costs associated with increased steel prices, such additional costs could have a material adverse effect on our financial condition or our profitability.
B.	Risks Relating to Our Business

Decreases in production volumes of specific vehicles, products or customers could have an adverse effect on our profitability

Although we supply parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. In particular, in 2004, approximately 45% of our consolidated production sales were generated by products supplied for inclusion in 10 vehicle body types. Products and tooling supplied for the Chrysler Minivan constituted approximately 13% of our consolidated production sales for that period. There has been an industry trend toward more "brand hopping" among consumers in recent years, with consumers' preferences changing relatively quickly and dramatically in some instances. Shifts in market share among vehicles could have an adverse effect on our sales and on our profit margins. For example, we are affected by the sales mix between passenger cars, SUVs, minivans and other light trucks as our product content and profit margins vary among these types of vehicles. The contracts we have entered into with many of our customers are to supply a customer's requirements for all the vehicles it produces in a particular model, rather than for manufacturing a set quantity of products. Such contracts range from one year to the life of the model, usually several years, and do not require the purchase by the customer of any minimum number of parts. In most instances, these contracts may be terminated without cause upon written notice by the customer.

In addition, DaimlerChrysler, Ford and General Motors accounted for 66% of our consolidated sales in 2004. In recent years, the "Big 3" have experienced declining market shares, particularly in North America. This reduced market share has led to increased cost pressures on Tier One suppliers such as Intier and a reduction in production volumes of certain of our high content vehicles. We cannot provide any assurance that we will be successful in the future in diversifying our business to other Asian-based automobile manufacturers who have been increasing their market share over the past few years.

Finally, the loss, renegotiation of the terms or delay in the implementation of any significant production contract with any of our customers could reduce our profitability. Any changes in the anticipated production volume of our products, particularly those supplied for the Chrysler Minivan, as a result of any of the above factors could reduce our profitability.

Fluctuations in relative currency values could adversely affect our profitability

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro or other currencies in which we generate revenues. As a result of hedging programs employed by us, primarily in Canada, foreign exchange transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, such as a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could have an adverse effect on our profitability and long term competitiveness.

Recent unionization drives at several of our plants may increase our costs

The National Automobile, Aerospace, Transportation and General Workers Union of Canada, also known as the CAW, has in the past mounted a number of major organizing drives at some of our Interior Systems plants in Canada. In June 2000, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, also known as the UAW, completed unionization drives in Michigan. During 2001, 2002 and 2003, we entered into collective agreements with the UAW, for our Ontegra Brighton interior plant, and the CAW for our Integram Windsor, Innovatech and Mississauga Seating Systems Interior Systems plants. During 2004, we entered into or renewed collective agreements with our Integram St. Louis and Excelsior Springs divisions in Missouri, our Lewisburg, Tennessee operation, our Lordstown, Ohio operation as well as our Innertech Shreveport, Louisiana operation, all of which are included in the Interior Systems business. The collective agreements in respect of our Integram Windsor, Mississauga Seating Systems, Innovatech, Lordstown and Lewisburg divisions recognize our operating principles, including our employee charter of rights. If we are successful in operating these plants with this form of collective agreement, we will examine whether to extend this form of agreement to some of our other plants if our employees at these plants vote in favour of unionization in the future. We are unable to predict whether we will successfully conclude additional collective bargaining agreements of this nature with these unions or what impact further unionization will have on our costs. In addition, the CAW and the UAW have in the past attempted to pressure some of our automobile manufacturer customers to encourage their suppliers to assume a neutral position with respect to unionization attempts at their plants.

Our operations may be adversely impacted by work stoppages and other labour relations matters

If our hourly workforce becomes more unionized in the future, we may be subject to work stoppages and may be affected by other labour disputes. To date, we have not experienced any work stoppages or other disputes that have had an adverse effect on our profitability. However, disputes with labour unions may not be resolved in our favour in the future. Furthermore, we may experience significant work stoppages in future years and may incur significant expenses related to work stoppages or other disputes.

We may not be able to compete successfully with some competitors that have substantially greater financial resources and market share than we have

The automotive parts supply market is highly competitive. We face competition from a number of sources, including:
•	our automobile manufacturer customers (and their related parts manufacturing organizations);

•	existing and new suppliers to these manufacturers; and

•	manufacturers of product alternatives.

Some of our competitors have substantially greater market share and financial resources than we have and are dominant in the markets in which we operate. Their market share and dominance may give them advantages over us in competition for new or existing business from our automobile manufacturer customers as well as negotiating cost reductions with the supply base. We may not be able to compete successfully with our existing competitors or with any new competitors.

We may be unable to implement our business strategy of improving our operating performance

We have implemented some, and intend to implement several other important strategic initiatives designed to improve our operating performance. We may not be able to sustain improvements made to date or to implement successfully or realize the expected benefits of any of these initiatives. Even if we are successful in implementing these initiatives, additional problems such as launch issues may develop at certain of our other operations which could further impact our future profit margins. Our failure to sustain improvements or to implement initiatives relating to new operational issues could have an adverse effect on our business, particularly since we rely on these initiatives to offset pricing pressures from our customers. These initiatives are dependent in many cases upon our ability to require participation by our suppliers and other third parties in our price reduction initiatives. To the extent that we are unable to pass on price reductions from our customers to our suppliers, our profit margins may be adversely affected.

Cancellation of vehicle programs and delays in launching new vehicle programs by our customers could have an adverse effect on our profitability

We incur engineering, design, tooling and other capital costs in advance of commencing production of parts to be supplied for our automobile manufacturers customers' new vehicle programs. For example, we typically incur significant design, engineering and tooling costs associated with larger modules and systems such as complete seating systems and door and cockpit modules in respect of new programs for which we have been awarded the business. Production volumes for our products to be supplied for these new programs are based on our customers' estimates of their future production levels, and our supply contracts typically are only for the supply of customers' actual requirements, not for a minimum or specified quantity of products, and often times, only for an indefinite duration. Our customers' actual production levels for new vehicle programs may vary significantly from their estimates, or such programs may be cancelled, or their launch may be delayed, or our customer may decide to source the manufacturing and assembly of the product to one of our competitors after we have expended a significant amount of up-front engineering, tooling and/or other capital costs. To the extent that our estimated production volumes are not attained, due to cancellations of vehicle programs or delays in launching new vehicle programs, our production economics expected at the time of quotation may not be realized. Consequently, our capital or engineering costs incurred in connection with such programs may not be fully recovered, which could have an adverse effect on our profitability.

Delays in the construction of new facilities required for program launches could reduce our profitability

From time to time, we expand our production capacity through the construction of new manufacturing facilities and the expansion of existing facilities. New facilities or expansions of existing facilities are often required to accommodate the award of new business from our customers or to facilitate the introduction of new manufacturing processes or technologies. However, the construction of new facilities and the expansion of existing facilities involves a number of areas of operational and financial risks. For example, construction delays associated with poor weather, labour disruptions, cost overruns, shortages of construction materials and delays associated with the installation, testing and start-up of new production equipment or manufacturing processes could reduce our profitability. Since many new facilities are constructed and existing facilities are expanded to accommodate the launch of new customer production programs, the added complexity associated with new program launches can increase this risk. Any delays by us in product launches which impair our customer's ability to launch a new vehicle program could negatively impact our customer relationships as well as expose us to reimbursement claims by our customers for costs arising out of such delays, and could adversely affect our operations and future profitability.

We may be adversely affected by the environmental and safety regulations to which we are subject

We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management, storage and disposal of hazardous substances. Our existing leases generally provide that we as tenant, must comply with applicable environmental laws. We are also responsible for removing all hazardous and toxic substances as and when required by applicable laws and in any event prior to the termination of our occupation of the leased properties, which may apply whether or not the contamination occurred prior to our use of the leased premises, unless it was not caused or exacerbated by our use.

We are also subject to environmental laws requiring investigation and clean-up of environmental contamination and are in various stages of investigation and clean-up at our manufacturing facilities where contamination has been alleged. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data relating to the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply, advances in remediation technologies and the outcome of discussions with regulatory authorities relating to the contamination. In addition, these environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. Therefore, we may not have been, and in the future may not be, in complete compliance with all such laws and regulations, and we may incur material costs or liabilities as a result of such laws and regulations significantly in excess of amounts we have reserved.
C.	Risks Relating to Our Relationship with Magna

Our relationship with Magna is not at "arm's length" and Magna will continue to control us

Our relationship with Magna is not at "arm's length" and none of the agreements with Magna or its affiliates entered into prior to or in conjunction with our initial public offering, including the affiliation agreements, were negotiated at arm's length. Through its ownership of all of our Class B Shares, such shares representing over 99% of the total votes attached to our outstanding share capital, Magna will continue to be able to elect all of our directors and will continue to control us. Therefore, Magna will continue to be able to cause us to effect corporate transactions without the consent of our minority shareholders and to control the amount and timing of dividends, subject in each case to our corporate constitution, the fiduciary duty of our directors to act in the best interests of our shareholders and other applicable laws governing related party transactions. In addition, Magna will continue to be able to cause or prevent a change in our control. In some cases, the interests of Magna may not be the same as those of Intier or our other shareholders, and conflicts of interest may arise. See Item 8. "Interest of Magna in Material Transactions" and Item 9. "Legal Proceedings and Environmental Matters" Under the applicable laws of the Province of Ontario, Magna, as one of our shareholders, does not have a fiduciary duty to us or any of our other shareholders.

Magna may have a conflict of interest with our other shareholders due to the method of calculating the affiliation fees that we pay to Magna

Magna receives affiliation fees from us based on our annual sales revenue under the affiliation agreements between us and Magna. The aggregate affiliation fee in respect of fiscal 2004 was $68.1 million. Magna may prefer to see an increase in our sales even at the expense of our operating profits. In addition, while Magna has indicated that it has no current intention to do so, the affiliation agreements may be amended or terminated at any time by Magna acting individually and through its control of us, subject to approval by a majority of the independent directors of our Board of Directors. Our corporate constitution provides, however, that the affiliation agreements with Magna may not be amended to increase the affiliation fees without the prior approval of a majority of the holders of our Class A Subordinate Voting Shares (other than Magna or any person who, by agreement, is acting jointly with Magna or over which Magna or any such person exercises direct or indirect control or direction) and our Class B Shares, each voting as a separate class.

We obtain services from Magna or other related parties, which we may not be able to obtain on comparable terms from third parties

We have entered into several agreements with Magna, including an agreement for the provision to us of various services and insurance coverage. We also have entered into real estate leases with MI Developments Inc., a related party ultimately controlled by the Stronach Trust, in respect of a significant portion of the land and buildings we use. Although we believe that the existing leases are on arm's length commercial terms, there can be no assurance that independent parties negotiating at arm's length would have arrived at the same terms. Since we are under common control with MI Developments, there is a risk that future decisions or actions taken regarding these leases (including renewals, amendments, disputes or enforcement proceedings) and any new leases may not be the same as if we had proceeded with a thirty party on a completely arm's length basis. Magna also provides us various types of insurance coverage under its insurance policies with insurance companies. We may enter into additional agreements with Magna in the future, the terms of any such material agreements with Magna and /or MI Developments Inc. will be determined through negotiations at such time and subject to approval by a majority of the independent directors of our Board of Directors. In addition, we may be dependent on Magna to provide other services in the future. To the extent the services we receive from Magna become unavailable for any reason, we may not be able to obtain similar services on comparable terms from other parties. See Item 8. "Interest of Magna in Material Transactions".
D.	Risks Relating to Our Class A Subordinate Voting Shares

The trading market for our Class A Subordinate Voting Shares is not liquid, resulting in volatility of trading prices

The size of our public float is small compared to other public companies, including some of our competitors. In addition, employees who purchased our Class A Subordinate Voting Shares may be expected to trade those shares less actively than other investors, further reducing the liquidity of the trading market for our Class A Subordinate Voting Shares. Donald Walker, our President, Chief Executive Officer and Chairman owned directly or indirectly 700,000 of our Class A Subordinate Voting Shares as at February 24, 2005, which was 9.3% of the total number of such shares outstanding at that time. Finally, effective fiscal 2002, we implemented deferred profit sharing plans in Canada, the United States, the United Kingdom and Austria which will invest primarily in our Class A Subordinate Voting Shares. Our deferred profit sharing plans in Canada and the U.S. as at February 24, 2005 owned 754,940 and 945,358, respectively, of our Class A Subordinate Voting Shares, which is 10.03% and 12.57%, respectively, of the total number of such shares outstanding at that time. Accordingly, there is a significant possibility that the market for our Class A Subordinate Voting Shares will continue to be thin and illiquid, which could result in increased volatility in the trading prices for our Class A Subordinate Voting Shares.

Sales of our Class A Subordinate Voting Shares by Magna could depress our share price

As of February 24, 2005 we had outstanding 7,522,614 Class A Subordinate Voting Shares, 42,751,938 Class B Shares (all of which are held by Magna and are convertible into an equal number of Class A Subordinate Voting Shares), 1,046,650 Preferred Shares, Series 1 and 1,125,000 Preferred Shares, Series 2, all of which are held by Magna and are convertible into Class A Subordinate Voting Shares, at a conversion price of $15.09 per Class A Subordinate Voting Share.

Sales of a substantial number of our Class A Subordinate Voting Shares by Magna after conversion, or the perception that such sales may occur, could depress prevailing market prices of our Class A Subordinate Voting Shares.

Issuance of Class A Subordinate Voting Shares on conversion of our Convertible Series Preferred Shares could be dilutive

The outstanding Convertible Series Preferred Shares constituted approximately 21.1%, on a fully diluted basis, of our outstanding Class A Subordinate Voting Shares at December 31, 2004. Conversion of the Convertible Series Preferred Shares will have a dilutive effect on the holders of the Class A Subordinate Voting Shares to the extent the market price of the Class A Subordinate Voting Shares at the time of conversion exceeds the conversion price of the Convertible Series Preferred Shares.
ITEM 8.	INTEREST OF MAGNA IN MATERIAL TRANSACTIONS

The Stronach Trust controls Magna through its right to direct the votes attached to a sufficient number of the Class B shares of Magna which carry a majority of the votes attaching to all outstanding voting shares of Magna. Mr. Frank Stronach, the founder and chairman of Magna, together with three other members of his family, are the trustees of the Stronach Trust. Mr. Stronach is also a member of the class of potential beneficiaries of the Stronach Trust.

The relationship between us and Magna is not at "arm's length" and none of the agreements with Magna or its affiliates have been negotiated at arm's length. See Item 7. "Risk Factors - Risks Relating to Our Relationship with Magna".

Policies of applicable Canadian securities regulatory authorities recommend that issuers involved in a "related party transaction" have such transaction approved by a special committee of directors consisting only of directors who are independent from the interested party and, in certain circumstances, require approval of such transaction by a majority of disinterested shareholders. We have previously constituted such special committees of independent directors, and intend to continue to do so in appropriate circumstances.

The following are the material agreements currently in effect which we have entered into with Magna.

Affiliation Agreements

The Company and certain of its subsidiaries are parties to affiliation agreements with Magna that provide for the payment by the Company and certain of its subsidiaries of affiliation fees. The affiliation agreements, which became effective January 1, 2001, provide for fixed ten-year terms ending July 31, 2011 and will thereafter be renewed automatically for further one-year terms unless terminated by the Company, Magna, or their respective subsidiaries upon six months' notice prior to the applicable date of renewal.

The aggregate affiliation fees payable by the Company and certain subsidiaries to Magna in respect of each fiscal year will be an amount equal to:

•	1.5% of the first $3 billion of the Company's consolidated net sales for that year;

•	1% of the next $3 billion of the Company's consolidated net sales for that year; and

•	0.75% of the Company's consolidated net sales exceeding $6 billion;

provided that sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of the acquisition, and will be subject to a fee equal to 50% of the fee with respect to the Company's other sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter. The affiliation agreements also provide that in the event that certain of the benefits and/or services to be provided by Magna are in fact provided by another affiliate of Magna, Magna will reduce the affiliation fees by an equitable amount having regard to the fees paid for such benefits and/or services by Intier to such Magna affiliates. In respect of fiscal 2004, the aggregate affiliation fee was $68.1 million.

Social Fees

The Corporate Constitution specifies that the Company will allocate a maximum of 2% of its profit before tax in each fiscal year to support social and charitable activities. Intier fulfils this requirement principally through social and charitable programs coordinated by Magna on behalf of itself and its affiliates and accordingly, pays Magna a fee which is applied for these purposes. In respect of fiscal 2004, the aggregate social commitment fee was $3.3 million.

Administrative Services

Magna provides certain management and administration services to Intier, including legal, environmental, immigration, tax, treasury, information systems and employee relations services in return for a specific amount negotiated between the Company and Magna. In respect of fiscal 2004, the aggregate administrative services fee was $5.5 million.

Registration Rights Agreement

The Company and Magna are parties to a registration rights agreement (the ''Registration Rights Agreement'') pursuant to which Magna may require the Company's assistance in selling Intier Class A Subordinate Voting Shares held by Magna under an offering by prospectus in Canada or in the United States. In addition, Magna has certain rights to participate in offerings of Intier Class A Subordinate Voting Shares undertaken by the Company after January 1, 2004, by requiring that up to 35% of the offered shares be comprised of Magna's holdings of Intier Class A Subordinate Voting Shares. Magna will bear all underwriter's commissions and discounts associated with any shares it sells. However, the Company will bear the expenses (other than underwriter's commissions and discounts) associated with the Magna share sales effected under the Registration Rights Agreement. The Company is not permitted to grant to any person registration rights which are superior in any fashion to those granted to Magna under the Registration Rights Agreement without Magna's approval.

Inter-Company Purchasing and Leasing Arrangements

Intier's manufacturing plants buy from and sell products to Magna's plants on an ongoing basis in the normal course of their business. As such, Magna is both a supplier to and customer of Intier. These transactions typically are on normal commercial terms. During fiscal 2004, Intier's sales of materials to Magna and its affiliates were $38.4 million and Intier's purchases of materials from Magna and its affiliates were $24.2 million. In 2003, the sales of materials to and purchases of materials from Magna and its affiliates were $14.5 million and $21.8 million, respectively. In addition, Intier leases facilities from MID, an affiliate of Magna. Such leases are typically on normal commercial terms. In respect of fiscal 2004, Intier's lease payments to MID and its affiliates were approximately $17.0 million.

Arrangement Agreement

Intier and Magna entered into an Arrangement Agreement on February 9, 2005 which would allow the Intier shareholders to vote on whether Magna would acquire all the outstanding Class A Subordinate Voting Shares not owned by Magna by way of a court-approved plan of arrangement under Ontario law. See Item 2. "General Development of the Business - Proposed Privatization of the Company" for a more detailed description of the agreement and transaction.
ITEM 9.	LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS

A.	Legal Proceedings

In November 1997, Magna and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which Magna has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim now includes our Advanced Car Technology Systems joint venture ("ACTS") as a named defendant to the lawsuit and alleges, among other things:
•	breach of fiduciary duty by Magna and two of its subsidiaries, including ACTS;

•

breach by Magna of its binding letter of intent with KS Centoco Ltd.; including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•

the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by Magna, TRW Inc. ("TRW"), ACTS, and other unrelated third party automotive supplier defendants of such technology in North America; and

•

a conspiracy by Magna, TRW and ACTS to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with Magna's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH. The plaintiffs are seeking, among other things, damages of approximately Cdn.$3.5 billion.

Magna and ACTS have filed an amended statement of defence and counterclaim and intend to vigorously defend this case. At this time, despite the early stages of this legal proceeding and the difficulty in predicting the final outcome, we believe that the ultimate resolution of these claims against ACTS will not have a material adverse effect on the Company's consolidated financial position. In addition, Magna has agreed to indemnify ACTS for any damages, liabilities or expenses incurred in connection with this claim.

Although we believe that we are not currently carrying on airbag business in North America in a manner that would cause Magna to violate its covenant described above, it is possible that Centoco Holdings Limited may disagree, or that our business in the future could be restricted by Magna's covenant, in either case in a manner which may be materially detrimental to us.

From time to time, various warranty and recall claims incidental to our business are made against us. On February 28, 2003, the Company was served, in conjunction with Siemens Automotive Corp., a/k/a Siemens VDO Automotive Corp., with a complaint issued in the Macomb County Circuit Court of the State of Michigan by General Motors Company ("GM"). The GM complaint alleges that the Company and Siemens are in breach of certain express and implied warranties to GM and as a result GM is seeking reimbursement for costs and expenses incurred as a result of its replacement of tens of thousands of rear door electric motors in respect of its model 2000 full-size sport utility vehicles and trucks, including the Tahoe, Suburban, GMC Silverado and Chevrolet Avalanche. The rear door electric motors (which the Company was directed to use by GM) are manufactured by Siemens and form part of a power rear window regulator supplied by the Company to GM for those vehicles. Although the damages in the complaint are unspecific, GM has previously claimed that the warranty and future recall costs could be up to $42 million. Based on its investigations to date, the Company believes that it has substantial defences for this claim and that any liability it may become subject to, if it is established that the rear door motor is defective, will likely be recoverable from Siemens, although the Company cannot provide any assurance this will be the case.

On January 6, 2005, a statement of claim was filed in the Ontario Superior Court of Justice by Axiom Group Inc. ("Axiom") alleging breach of contract against the Company as a result of the Company's October 1, 2004 notice that it would be terminating all purchase orders with Axiom. Axiom is seeking damages in the amount of Cdn. $32 million for loss of profits, based on the life of the programs on which the Axiom parts are supplied, an accounting of profits realized by the Company in respect of the use of an alleged Axiom part design, a percentage of the cost savings resulting from alleged efficiency improvements and punitive and exemplary damages, as well as an interim and interlocutory injunction preventing the Company from terminating the purchase orders until trial. On February 17, 2005, Axiom's application for an interim injunction was granted. The Company denies all of Axiom's claims, including Axiom's principal allegation that all of the Company's purchase orders were issued for the life of the respective program, and therefore intends to defend this case vigorously.

The Company has been named with Ford Motor Company ("Ford") and the Company's sister affiliate Magna Donnelly as a defendant in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina, Florida and Massachusetts as a result of its role as a supplier to Ford of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Other class proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages (in an amount to cover the cost of repairing the vehicles as well to reimburse owners of the vehicles for their alleged diminution in value), punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the very early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court whenever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

On June 10, 2004, the Company was served with a Statement of Claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to the Company. The Statement of Claim alleges, among other things:

•	improper use by the Company of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•

breach of contract related to a failure by the Company to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement as well as to follow a re-pricing provision set forth in a long-term supply agreement, in each case signed by the parties at the time of the Company's disposition of the Invotronic's business division to the plaintiff in September, 2000.

The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn. $150 million and punitive damages in the amount of Cdn. $10 million and an accounting of profits. The Company filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests on January 7, 2005. Document discovery is in the process of being completed. Despite the early stages of the litigation, the Company believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

In the ordinary course of business activities, the Company may be contingently liable for litigation and potential claims with customers, suppliers and former employees and for potential environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required and when estimable. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.
B.	Environmental Matters

We are also subject to a wide range of environmental laws and regulations imposed by governmental authorities relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. We have adopted a Health, Safety and Environmental Policy, pursuant to which we are committed to conducting our operations in a manner that complies with or exceeds all legal requirements regarding health, safety and the environment and to regularly evaluating and monitoring our past and present business activities affecting health, safety and the environment. We operate several manufacturing facilities which use environmentally sensitive processes and hazardous materials. We believe that all of these operations meet, in all material respects, applicable government standards for waste handling and emissions. Notwithstanding this compliance, we have in the past and may in the future experience complaints regarding some of our manufacturing facilities from neighbouring parties. In the past, such complaints have been addressed by manufacturing process adjustments.

We are also subject to environmental laws requiring investigation and clean-up of environmental contamination. From time to time our operations and properties become the subject of inquiries or investigations of environmental regulators. We are in various stages of investigation or clean-up at our current or former manufacturing facilities where contamination has been alleged. These stages include performing periodic soil and groundwater sampling, determining the most appropriate corrective action approach for remediating the contamination and obtaining regulatory approval of such approach, performing the remediation itself and monitoring the status of our remediation. The costs incurred to date associated with these activities have not had a material effect on our operating results or financial condition. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. To date, environmental laws and regulations have not had an adverse effect on our operations or financial condition. However, changes in these government laws and regulations are ongoing and may make environmental compliance, such as emissions control and waste disposal, increasingly expensive. We cannot predict future costs which may be incurred to meet environmental obligations.
ITEM 10.	CORPORATE CONSTITUTION

We have adopted and practised the long-standing organizational and operating policies and principles used by Magna, some of which are embodied in our corporate constitution. The following description summarizes the material terms and provisions of our corporate constitution, which features cannot be amended or varied without the prior approval of the holders of our Class A Subordinate Voting Shares (other than Magna or any person who, by agreement, is acting jointly with Magna over which Magna or any such person exercises direct or indirect control or direction) and our Class B Shares, each voting as a separate class.

Board of Directors

Our corporate constitution provides that, unless otherwise approved by the holders of our Class A Subordinate Voting Shares and our Class B Shares, each voting as a separate class, a majority of the members of our Board of Directors shall be individuals who are not our officers or employees or individuals related to such persons, and that a minimum of two directors shall be individuals who are not our officers or employees nor officers, director or employees of any of our affiliates (including Magna), nor individuals related to any such officers, employees or directors.

Required Allocations

Our corporate constitution requires that a significant portion of our pre-tax profits be distributed or used for certain purposes, as described below:

Intier Employee Equity Participation and Profit Sharing Programs

Our corporate constitution requires that, subject to our funding obligations with respect to our defined benefit pension plan, 10% of our employee pre-tax profits before profit sharing for each year (commencing not later than 2003) be allocated to our deferred profit sharing plan or our defined benefit pension plan or otherwise be distributed to our employees or the employees of our affiliates who do not participate in a separate employee equity participation and profit sharing plan of one or more of our affiliates, and who do not receive management incentive bonuses, during such year or the immediately following fiscal year. In this connection, in 2002, we established an employee equity participation and profit sharing program under which 10% of our employee pre-tax profits before profit sharing are allocated accordingly.

Dividends

Our corporate constitution provides that, unless otherwise approved by the holders of our Class A Subordinate Voting Shares and our Class B Shares, each voting as a separate class, the holders of our Class A Subordinate Voting Shares and our Class B Shares shall be entitled to receive and we shall pay thereon, if, as and when declared by our Board of Directors out of funds properly applicable to the payment of dividends, non-cumulative dividends in respect of each fiscal year so that the aggregate amount of the dividends paid or payable on our Class A Subordinate Voting Shares and our Class B Shares in respect of each of the two years ending December 31, 2001 and 2002:
•	shall be not less than 10% of our after-tax profits for each such year (after any preferred share dividends, including dividends on our Convertible Series Preferred Shares): and,

in respect of each fiscal year commencing after December 31, 2002, the aggregate amount of the dividends paid or payable on our Class A Subordinate Voting Shares and our Class B Shares shall be at least equal to the greater of:
•	10% of our after-tax profits for the fiscal year (after any preferred share dividends, including dividends on the Convertible Series Preferred Shares); and

•

an amount which, when added to the aggregate of the dividends paid on our Class A Subordinate Voting Shares and our Class B Shares in respect of the two immediately preceding fiscal years, equals 20% of the aggregate of our after-tax profits (after any preferred share dividends, including dividends on our Convertible Series Preferred Shares) for the fiscal year and the two preceding fiscal years.

Any dividend shall be deemed to be paid in respect of the fiscal quarter immediately preceding the fiscal quarter in which the dividend is declared. However, our Board of Directors may specify that any dividend be deemed to be paid in respect of the fiscal quarter in which it is declared or in respect of any future fiscal quarter.

Research and Development

Our corporate constitution requires that a minimum of 7% of our pre-tax profits be allocated to research and development during such fiscal year or the immediately following fiscal year.

Social Objectives

Pursuant to our corporate constitution, a maximum of 2% of our pre-tax profits shall be allocated to the promotion of social objectives during each fiscal year or the immediately following fiscal year. Pursuant to our social commitment agreement with Magna, three-quarters of the maximum of 2% of our pre-tax profits for any fiscal year is to be contributed to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliated companies, including us.

Incentive Bonuses

Our corporate constitution provides that the incentive bonuses (which may be paid in cash, in deferred cash payments in future years or in our shares) paid or payable to our corporate management in respect of each fiscal year shall not, in the aggregate, exceed 6% of our pre-tax profits before profit sharing for such fiscal year. Our executive management, with the approval of our Board of Directors or a duly appointed committee of our Board of Directors, has the right to allocate the amount to be paid to individuals within our corporate management as well as to determine the timing and manner (whether by cash or our shares or otherwise) of payment.

Authorized Share Capital

Our corporate constitution provides that no resolution of our Board of Directors purporting to:
•	increase the maximum number of authorized shares of any class of our shares; or

•

create a new class or series of shares having voting rights of whatever kind (other than on default of payment of dividends) or having rights to participate in our profits in whatever manner (other than a class or series convertible into existing classes of shares or a class or series having a fixed dividend or a dividend determined without regard to profits), shall be effective unless such resolution is approved by ordinary resolution of the holders of Class A Subordinate Voting Shares and Class B Shares, each voting separately as a class.

Where our articles of incorporation require the approval of the holders of the Class A Subordinate Voting Shares voting as a separate class, such approval must be given by a majority of the votes cast at a meeting of such holders, other than the votes attaching to our Class A Subordinate Voting Shares beneficially owned (directly or indirectly) by Magna or by any person who, by agreement, is acting jointly with Magna or over which Magna or any such person exercises direct or indirect control or direction. No such limitations apply to any other holder of Class A Subordinate Voting Shares.

Business Investments

Except as otherwise approved by the holders of our Class A Subordinate Voting Shares and our Class B Shares, each voting as a separate class, our corporate constitution prohibits us from making an investment (whether direct or indirect, by means of certain loans or guarantees or otherwise) in any unrelated business, where such investment, together with the aggregate of all other investments in unrelated businesses on the date of investment, exceeds 20% of our total shareholders' equity at the end of the fiscal quarter immediately preceding that date.
ITEM 11.	OTHER INFORMATION
A.	Transfer Agent

The transfer agent for the Company's Class A Subordinate Voting Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for our Class A Subordinate Voting Shares is Computershare Trust Company Inc., at its offices in Golden, Colorado.
B.	Interest of Experts

Ernst & Young LLP has prepared the auditor's report included in the Company's 2004 audited consolidated financial statements. As of March 31, 2005, the partners of Ernst & Young LLP owned less than 1% of the Intier Class A Subordinate Voting Shares.
C.	Additional Information on the Company

Additional information in respect of the Company is available at www.sedar.com. In particular, additional information regarding the directors' and officers' remuneration, the principal shareholders of the Company and securities authorized for issuance under equity compensation plans is contained in the Company's Management Information Circular dated March 7, 2005 in respect of the special meeting of shareholders held on March 30, 2005.

Financial information is provided in the Company's 2004 consolidated annual financial statements and accompanying MD&A, both filed on March 31, 2005.

SCHEDULE "A"
LIST OF PRINCIPAL SUBSIDIARIES

The following chart illustrates the relationship of Intier to its principal direct and indirect subsidiaries and indicates their respective jurisdictions of incorporation as of March 31, 2005. Parent/subsidiary relationships are identified by indentations. The "percentage interest" column indicates the percentage of all voting securities and where applicable, non-voting securities, owned by us or over which we exercise control or direction.

	Percentage Interest	Jurisdiction of Incorporation
Intier Automotive Closures Inc.	100%	Ontario
Intier Automotive of America, Inc.	100%	Delaware
Intier Automotive of America Holdings, Inc.	100%	Delaware
Intier Automotive Seating of America, Inc.	100%	Delaware
Intier Automotive Interiors of America, Inc.	100%	Delaware
Intier Investments S.A.	99%	Belgium
Intier Automotive Holding (Austria) GmbH	100%	Austria
Intier Automotive Eybl GmbH	100%	Austria
Intier Automotive Eybl GmbH (Ebergassing) & Co OHG	100%	Austria
Intier (Germany) Holding GmbH	100%	Germany
Intier Automotive Eybl Interiors GmbH	100%	Germany
Intier Automotive Eybl (Germany) GmbH	100%	Germany
Beteiligungsgesellschaft Intier Automotive mbH	100%	Germany
Intier Automotive Näher GmbH	100%	Germany
Intier Automotive Seating Systems GmbH	100%	Germany
Intier Automotive Holding (U.K.) Limited	100%	United Kingdom
Intier Automotive Interiors Limited	100%	United Kingdom
Intier Automotive Seating Limited	100%	United Kingdom
Intier Automotive Closures SpA	100%	Italy